2008 Annual Report

Our Values

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A commitment to integrity, honesty, and ethics;

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People and relationships, both personal and professional, are a top priority;

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We demonstrate complete trust, fairness, and respect for each person on our team and everyone we touch;

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And, we are dedicated to personal growth and development.

About MIGENIX Inc.

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's programs include drug candidates for: the prevention of catheter-related infections (Phase III), the treatment of dermatological diseases (end of Phase II), the treatment of chronic hepatitis C infections (Phase II and preclinical), the treatment of serious gram positive bacterial infections (preclinical) and the treatment of hepatitis B infections (preclinical). MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information can be found at www.migenix.com.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

The following is a discussion of the financial condition and results of operations of MIGENIX Inc. and its subsidiaries (“MIGENIX” or the “Company”). This discussion should be read in conjunction with the Company’s April 30, 2008 audited consolidated financial statements, including the related notes included therein. All amounts unless indicated otherwise are expressed in Canadian dollars. The discussion and analysis contained in this Management’s Discussion & Analysis are as of July 25, 2008. Additional information on the Company including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this MD&A include, but are not limited to, statements concerning our expectations for: Cadence Pharmaceuticals having top-line results of the OmigardTM Phase III trial in the second half of 2008 and if the results of this trial are positive, Cadence submitting a new drug application (NDA) for OmigardTM in the first half of 2009 and a MAA to European regulatory authorities following the NDA submission; completion of rest of world partnership(s) for OmigardTM after positive Phase III OmigardTM results; Cutanea Life Sciences’ plans to advance omiganan for the treatment of rosacea into Phase III clinical development by the end of 2008; MX-2401 being our next clinical program and our plans to advance MX-2401 to regulatory submissions for clinical development by late 2009; Spring Bank Pharmaceuticals advancing SB9000 into clinical development in the first quarter of 2010; receiving up to US$27 million and US$ 21 million in milestone payments pursuant to our agreements with Cadence and Cutanea, respectively; to continue to pursue a partner for the further development of celgosivir; the ITO agreement providing up to $9.3 million in government assistance for the MX-2401 program; our estimate of US$nil in milestone payments pursuant to our preferred shares in the next 12 months; the Company operating within an annual burn rate of approximately $8 million; and the Company’s financial resources being sufficient to fund operations into the fourth quarter of  2008.

With respect to the forward-looking statements contained in this MD&A, we have made numerous assumptions regarding, among other things: the adequacy of the OmigardTM Phase III trial design to generate data that are deemed sufficient by regulatory authorities to support potential regulatory filings, including an NDA and MAA, for OmigardTM; Cutanea’s ability to manage, fund and advance omiganan for dermatological applications into Phase III, Cutanea’s ability to manage, fund and advance omiganan for dermatological applications into Phase III; Spring Bank’s ability to manage, fund and advance SB 9000 into clinical development; our ability to manage licensing opportunities; our ability to initiate, fund and complete non-clinical studies, clinical studies, manufacturing and all ancillary activities within our expected timelines; our ability to complete a substantive amendment to the MX-2401 ITO agreement and receiving the $0.9 million in pending claims; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F for and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

BUSINESS OVERVIEW

We are in the business of researching, developing and commercializing drugs primarily in the area of infectious diseases. We do not currently have any products approved for sale and our operations consist principally of research and development activities to advance our drug candidates through the product development and regulatory processes to obtain marketing approval (see “Product Approval Process” below). Our drug development programs are summarized in the following table:

ANTI-INFECTIVE DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
Omiganan 1% gel (cationic peptide). Also known as OmigardTM, CPI-226 and MX-226.	Prevention of catheter-related infections (topical)

Phase III; one Phase III study completed in the United States and a confirmatory Phase III study in progress in the US (under a Special Protocol Assessment) and in Europe (enrollment completed May 2008 with top-line results expected in the second half of calendar 2008). The North American and European development and commercialization rights for the topical treatment or prevention of device-related, burn-related or surgery-related infections are out-licensed to Cadence Pharmaceuticals. With positive results from the confirmatory Phase III study Cadence plans to submit a new drug application (“NDA”) to the FDA in the first half of calendar 2009.  Cadence also intends to submit an MAA for OmigardTM to European regulatory authorities following the NDA submission. Upon successful completion of various milestones in this program (starting with FDA acceptance of the NDA for filing), we can receive up to US$27MM in development and commercialization milestone payments and a double-digit royalty on net sales.

Omiganan for dermatological diseases (cationic peptide). Also known as CLS001; precursor product designated as MX-594AN.	Treatment of rosacea and other dermatological diseases (topical)

Phase II; a CLS001 Phase II rosacea study was completed in the United States (a precursor product, MX-594AN, completed two Phase II studies in the United States for the treatment of acne). The global development and commercialization rights for omiganan for use in dermatological diseases are licensed to Cutanea Life Sciences. Cutanea has completed an end of Phase II meeting with the FDA and plans to initiate a Phase III clinical trial in calendar 2008 to treat rosacea. Upon successful completion of various milestones in this program (starting with Phase III enrollment), we can receive up to US$21MM in development and commercialization milestone payments and a single-digit royalty on net sales.

Celgosivir (alpha-glucosidase I inhibitor). Also known as MX-3253.	Treatment of chronic hepatitis C virus (HCV) infections (oral)

Phase II; completed three Phase II studies: a Phase II monotherapy trial (results reported September 2005), a Phase II proof of concept combination therapy non-responder study (results reported April 2007) and a Phase II viral kinetics combination therapy study in treatment-naïve patients (results reported July 2008). An extension protocol allowing continued access to treatment for patients completing 12 weeks in the Phase II non-responder study was also completed in 2007.  The Company is seeking strategic options for advancing the development of celgosivir and is currently in key partnering discussions.

MX-2401 (lipopeptide)	Treatment of serious Gram-positive bacterial infections (intravenous)

Preclinical; MX-2401 is expected to be our next clinical candidate. The features of MX-2401 indicate a highly competitive intravenous agent for treating serious Gram-positive infections (including the highly publicized resistant bacteria, VRE and MRSA). Activities in the program are currently focused on manufacturing and advancing the program to regulatory submission(s) by late calendar 2009 to commence clinical development. We have a $9.3 million investment commitment with Industry Canada’s Industrial Technologies Office (formerly Technology Partnership’s Canada [TPC] program) for the development of this compound.

SB 9000 (dinucleotide). Also known as MX-1313.	Treatment of hepatitis B virus (HBV) infections

Preclinical; out-licensed to Spring Bank Pharmaceuticals Inc. (formerly known as Spring Bank Technologies). Spring Bank plans to advance SB9000 into clinical development in the first quarter of calendar 2010. We have a 1,000,000 convertible preferred share and 50,000 common share ownership position in Spring Bank. Also upon successful completion of various milestones in this program, we can receive up to US$3.5 million in milestone payments during development of SB9000 and royalties upon commercialization.

HCVnn (non-nucleoside polymerase inhibitor small molecule)	Treatment of chronic hepatitis C virus infections	Preclinical; lead series of compounds identified. No current development work.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

DEGENERATIVE AND METABOLIC DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
MX-4565 (small molecule)	Treatment of neurodegenerative diseases (e.g. Parkinson’s disease, Alzheimer’s disease) and ophthalmic diseases (e.g. retinitis pigmentosa, glaucoma)

Preclinical; supported by a grant from the Michael J. Fox Foundation (“MJFF”) awarded to us in June 2007 for research related to Parkinson’s and other disease indications. The potential for a second year of funding is under review by MJFF and us. The grant award agreement provides Elan Pharmaceuticals with a limited right to license the technology arising from the MJFF project for certain uses in the field of human disease.

MX-4042 (small molecule)	Treatment of arthritis	Preclinical. No current development work.

Product Approval Process

The production and manufacture of our drug candidates, and our research and development activities, are subject to rigorous governmental regulations regarding safety and efficacy. In Canada, these activities are regulated by the Food and Drugs Act administered by Health Canada. In the United States, drugs are regulated by the Federal Food, Drug, and Cosmetic Act, administered by the Food and Drug Administration (“FDA”). The government regulatory authorities have responsibility for overseeing the country's requirements for conducting clinical trial investigations and approving new drugs for marketed use. Regulatory authorities require facilities responsible for manufacturing, processing, packaging, labeling or holding of drugs, sites performing preclinical work to support marketing applications and all clinical sites to adhere to a strict set of standards, specifically Good Manufacturing Practices (“GMPs”), Good Laboratory Practices (“GLPs”) and Good Clinical Practices (“GCPs”). Routine inspections are performed to ensure compliance with these standards.

The principal activities that must be completed before obtaining approval for marketing of any new drug product in Canada and the United States are generally as follows:

(a)

Preclinical (non-clinical) Studies. Preclinical studies are conducted in vitro and in animals to evaluate the drug's toxic and pharmacologic effects. Toxicity screening is performed, as well as investigations on drug absorption and metabolism, the toxicity of the drug's metabolites, and the speed with which the drug and its metabolites are excreted from the body.

(b)

Phase I Clinical Trials. Phase I clinical trials consist of testing a drug candidate in a small number of human subjects (usually healthy volunteers) to assess its safety (toxicity), dose tolerance and pharmacokinetic properties including absorption, distribution, metabolism and elimination. Information from a Phase I study is used to design well-controlled Phase II studies.

(c)

Phase II Clinical Trials. Phase II clinical trials are conducted in patients with the potential disease target(s). Subject numbers are greater than is required for Phase I clinical trials. The purpose of Phase II studies is multiple.  The primary purpose is the establishment of “Proof of Concept”, the demonstration that the scientific rationale for the development of the compound is valid in the clinic. Further, Phase II work is typically done to establish the optimal dosing regimen and evaluate the safety, tolerability and effectiveness of the compound in patients having the disease or medical condition for which the compound is likely to be indicated. These trials also serve to identify possible common side effects and risks, and devise plans to avoid or proactively manage these side effects in future treatment protocols including the registration studies.

(d)

Phase III Clinical Trials. Phase III clinical trials, also known as registration studies, are conducted in the ‘target label’ patient population, as they are to establish the basis of approval by the Health Authority. Typically at least two of these studies are required and involve larger patient populations recruited from many different study sites (multi-center trials). These studies must demonstrate the effectiveness of the drug, either by superiority or non-inferiority design, depending on the type of drug. In addition to efficacy, the safety profile of the drug will be well defined, and allow for a risk-benefit assessment.

Successful preclinical results (achieving potentially valuable pharmacological activity combined with an acceptable level of toxicity) enable the developer of a new drug to seek authorization from regulatory authorities to commence

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

clinical trials. In the United States an Investigational New Drug (“IND”) application must be submitted to the FDA at least 30 days before clinical trials begin. In Canada, a Clinical Trial Application (“CTA”) must be submitted to Health Canada at least 30 days prior to commencement of each clinical trial and in some cases written approval must be obtained prior to commencement of a specific clinical trial. The IND or CTA contains all relevant preclinical and clinical information required by the agency.

As the method of manufacture may affect the efficacy and safety of a drug, information on manufacturing methods and standards, and the stability of the drug substance and dosage form must be presented to the relevant regulatory authorities. This is to ensure that a product that may eventually be sold to the public has the same composition as that determined to be effective and safe in clinical trials.  Production methods and quality control procedures must be in place to ensure the product can reproducibly meet its approved specifications.

Upon completion of all clinical trials the results are submitted to the FDA as part of a New Drug Application (“NDA”) or to Health Canada as part of a New Drug Submission (“NDS”) to obtain approval to commence commercial distribution of the drug. On approval of these submissions, the FDA or Health Canada grants a license to market the product in the United States or Canada, respectively.

The FDA and Health Canada requires post-market surveillance programs to monitor a product’s safety. Results of post-marketing programs may limit or expand the further marketing of products. A serious safety, effectiveness or quality problem involving an approved drug may result in FDA or Health Canada action requiring suspension or withdrawal of the product from the market and possible recall action.

MIGENIX Business Model

We are focused on developing compounds from the post-discovery stage (i.e. lead identification and optimization) through to late-stage clinical development (i.e. Phase II or Phase III). In the future, we intend to expand our business model to retain certain commercialization rights. Additionally we may collaborate, partner, or out-license to advance certain research and development programs, and out-license or sell non-core programs. To expand the breadth and depth of our product pipeline, our business model includes acquiring and in-licensing technologies and product candidates, typically at the post-discovery to Phase I stages of development.

Our business model includes out-licensing (partnering) selected product candidates to pharmaceutical and other biotechnology or biomedical companies, typically in late Phase II (after preliminary safety and proof of efficacy parameters in humans have been obtained) or during Phase III. Out-licensing at this stage of development is intended to reduce product development and commercialization risks, minimize advanced development expenses through sponsored late-stage clinical and manufacturing development programs, leverage the development and commercialization capabilities of our partners, and to maximize the revenue value of these product candidates that will be received by us in the form of up-front license fees, milestone payments, research and development collaboration payments and royalties on product sales. We expect this to enable us to develop a greater number of product opportunities than would otherwise be possible and to focus primarily on our strengths in product development and partnering.

We use contract manufacturing organizations for the manufacture and supply of our drug candidates for preclinical and clinical studies and contract research organizations to perform certain preclinical and clinical study activities.

An important component of our business is seeking, obtaining and maintaining patent protection in the United States and other significant market territories for our technologies and product candidates.

DEVELOPMENT PROGRAMS

Omiganan 1% gel (OmigardTM): Prevention of Catheter-Related Infections

In a Phase III study (completed July 2003 in the United States) with over 1,400 patients, omiganan 1% gel demonstrated a statistically significant 49% reduction in local catheter site infections (“LCSI”) (p=0.004) (see enrollment target and re-analysis discussion below), and a statistically significant 21% reduction in catheter colonization (p=0.002), both secondary endpoints in the study. There was also a statistically significant 51% reduction in catheter replacements (p=0.002). Statistical significance was not reached in the study for the primary endpoint of catheter-related bloodstream infections.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

In June 2005 Cadence Pharmaceuticals, Inc. (“Cadence”; NASDAQ: CADX), our partner for the North American and European development and commercialization of omiganan 1% gel (OmigardTM), and the FDA reached a written agreement on a protocol for a second, confirmatory Phase III clinical trial of omiganan 1% gel which, if successful, would support US marketing approval for the prevention of LCSIs, a recognized precursor to catheter-related bloodstream infections. This agreement was reached under the FDA's SPA process, which establishes a written agreement between the FDA and the sponsoring company regarding clinical trial design, endpoints, study conduct, data analysis, and other elements of the study protocol. It is intended to provide agreement that, if the trial is executed per the protocol and pre-specified trial endpoints are achieved, they may serve as the primary basis for an efficacy claim in support of an NDA. In general, the SPA agreement is considered binding on both the FDA and the study sponsor. The omiganan 1% gel development program holds fast track status from the FDA.

Cadence initiated United States enrollment in the second, confirmatory multi-national pivotal Phase III study of omiganan 1% gel in August 2005 pursuant to the SPA agreement described above. European enrollment in the study was initiated in January 2006. On May 6, 2008 Cadence announced completion of enrollment in the study. This confirmatory Phase III trial is a randomized, Evaluation Committee-blinded study to assess the effectiveness of omiganan 1% gel vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,850 hospitalized patients (see enrollment target and re-analysis discussion below) with central venous catheters (“CVC”). This trial is known as the Central Line Infection Reduction Study, or CLIRS trial. The primary efficacy endpoint of the CLIRS trial is to evaluate whether omiganan 1% gel is superior to 10% povidone-iodine in reducing the incidence of LCSIs in patients requiring central venous catheterization. The trial is designed to have 80% power to detect significance at the p=0.05 level. Secondary objectives of this CLIRS study include assessing the effectiveness of omiganan 1% gel in preventing catheter colonization, catheter-related bloodstream infections and all-cause bloodstream infections in patients requiring central venous catheterization, as well as gathering additional safety data on omiganan 1% gel.

On April 30, 2007 Cadence announced their intent to discuss with the FDA a proposal to increase the number of patients to be enrolled in the CLIRS trial (the original target enrollment was 1,250 patients). The increase in the number of patients in the CLIRS trial was intended to maintain the statistical power of the trial and was prompted by Cadence’s planned re-analysis of data from the initial Phase III clinical trial of this product candidate. This re-analysis was performed as part of the standard procedure for analyzing data to prepare a final report of the study for a potential NDA or other applications for marketing authorization. Since LCSI was a secondary endpoint in the first Phase III trial and is the primary endpoint of this confirmatory Phase III study, the re-analysis required the use of a slightly different, stricter definition of LCSI, and showed that LCSIs were observed in 6.1% of subjects treated with the povidone-iodine control compared to 3.5% in the subjects treated with omiganan 1% gel.  This represents a 41.9% decrease in LCSIs, statistically significant at p=0.032 (the previous analysis as a secondary endpoint indicated an approximately 49% reduction), as well as a reduction in the overall LCSI infection rate.  The catheter colonization and catheter-related bloodstream infection results from the initial Phase III study were not impacted by the re-analysis.

Because the target sample size for the CLIRS trial is based, in part, upon the LCSI rate and treatment effect, Cadence believes that adding patients was prudent in order to maintain the statistical power of the study. Additionally, improvements to hospital infection prevention practices since the CLIRS trial began may reduce catheter-related infection rates, further supporting an increase in the number of patients. Cadence was required to obtain the FDA’s concurrence with the increase in enrollment.

On July 30, 2007 Cadence announced that the FDA had agreed with their plan to increase the number of patients to be enrolled in CLIRS trial from 1,250 to 1,850. Cadence also announced that in June 2007 it completed enrollment of the original target of 1,250 patients in this clinical trial. Then in May 2008 Cadence announced final enrollment completion and maintained its guidance of having results of the study in the second half of calendar 2008. If the results of the CLIRS trial are positive, Cadence expects to submit an NDA for omiganan 1% gel in the first half of calendar 2009. Cadence also intends to submit a Marketing Authorization Application (“MAA”) for OmigardTM to European regulatory authorities following the NDA submission. Cadence has met with regulatory authorities in several European countries and Cadence believes that no additional clinical trials will be required for submission if the CLIRS trial is successful.

Cadence also intends to pursue a pediatric indication for omiganan 1% gel in the prevention of catheter-related infections. Similar to the adult population, CVCs are a significant source of infectious complications in hospitalized neonates, infants and children. As current and prior studies of omiganan 1% gel have been in adult patients, some studies in pediatric patients will likely be required for expansion to a pediatric population.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

Under the terms of the Collaboration and License agreement with Cadence, MIGENIX can receive up to US$27 million in development and commercialization milestone payments, upon the achievement of specified milestones, starting with the US and European regulatory submission process; and a double-digit royalty on net sales (see “LIQUIDITY AND CAPITAL RESOURCES” for May 2006 financing involving these royalties). In addition, Cadence funds the clinical, regulatory, and commercialization costs related to omiganan 1% gel and is responsible for manufacturing. Cadence’s commercialization focus is on the United States market and thus Cadence intends to establish a strategic partnership(s) for the commercialization of Omigard™ for the rights it has outside of the United States. MIGENIX holds the rest of world (“ROW”; territories outside North America and Europe) rights and we are working to out-license these rights either in combination with Cadence’s rights outside the US to prospective global partners or to potential regional partners. We expect a license agreement or agreements with up-front payment(s), milestones and royalty terms to be completed after positive Phase III clinical trial results. Analysts publishing research on Cadence Pharmaceuticals have forecast annual sales of Omigard™ of up to $250 million in the US market. Sales in global markets outside of the US would increase the annual sales potential.

Omiganan for Dermatological Diseases

A license agreement for the development and commercialization of omiganan for use in dermatological diseases was executed on December 7, 2005 with Cutanea Life Sciences, Inc. (“Cutanea”), a private, dermatological pharmaceutical company based in metropolitan Philadelphia, Pennsylvania.

Pursuant to the license agreement, MIGENIX can receive up to approximately US$21 million in development and commercialization milestone payments, as well as single digit royalties on net sales (see “LIQUIDITY AND CAPITAL RESOURCES” for May 2006 financing involving these royalties). Cutanea received exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs. Prior to licensing omiganan for dermatological diseases to Cutanea, MIGENIX had completed three Phase I and two Phase II clinical studies exploring the use of omiganan in the treatment of acne.

In January 2007 Cutanea initiated a Phase II rosacea clinical trial in the United States using CLS001, a topical formulation of omiganan for dermatologic use. In October 2007 MIGENIX was notified by Cutanea that the Phase II study of CLS001 had demonstrated:

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superior lesion count reductions and treatment success (as defined by Investigator Global Assessment  scores) with once daily omiganan 2.5% gel compared to 1% omiganan once daily and vehicle at nine weeks of treatment;

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a dose-dependent response in both lesion reductions and treatment success among the once daily treatment arms; and

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that it was well tolerated at all doses tested.

Based on the promising results from this study, Cutanea has selected a once daily dose of omiganan 2.5% gel for further development for the treatment of papulopustular rosacea. Cutanea has completed an end of Phase II meeting with the FDA and plans to initiate a Phase III clinical trial for treating rosacea in 2008.

About the Phase II Rosacea Study

The trial compared omiganan 2.5% and 1% topical gel to vehicle in subjects with papulopustular rosacea.  The objective of this exploratory Phase II study was to find the optimal dose and regimen of omiganan for further study as a treatment for rosacea.  The trial enrolled 240 patients with papulopustular rosacea and Investigator Global Assessment (“IGA”) scores of grade 3 or 4 (moderate to severe disease).  Patients were randomized into one of five treatment groups in a 2:2:2:1:1 ratio: omiganan 1% once daily, omiganan 2.5% once daily, omiganan 2.5% twice daily, vehicle once daily, or vehicle twice daily.  During the total nine-week treatment period, safety and efficacy assessments were performed at weeks one, three, six, and nine.

Study results demonstrated that the formulation was well tolerated at all doses tested. Among the once daily treatment arms, a dose-dependent response was observed in both lesion reductions and treatment success, as defined by IGA scores.  After nine weeks of treatment, once daily omiganan 2.5% gel showed superior lesion count reductions and treatment success, compared to 1% omiganan once daily and vehicle.  Omiganan provided greater improvements compared to vehicle among patients with a more severe condition at baseline (more numerous inflammatory lesions).  Lesion counts continued to drop at all evaluations over the duration of the study, indicating that further improvements may be expected with a duration of treatment exceeding nine weeks.  Twice daily

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

application of 2.5% omiganan did not demonstrate substantial superiority in lesion reduction or the number of patients reaching treatment success compared to once daily application.

The primary efficacy endpoint was mean percent reduction in the number of inflammatory lesions from baseline to week 9. Patients receiving once daily omiganan 2.5% showed a mean 31% reduction in the number of inflammatory facial lesions compared to a 14% reduction in patients receiving once daily vehicle.  Among rosacea patients with 18 or more lesions at baseline, the mean reduction for once daily omiganan 2.5% was 40%, compared to an 11% lesion increase in the once daily vehicle group.

Secondary endpoints included the absolute change from baseline in the number of inflammatory lesions at week 9 and at each interim visit, the percent change in number of inflammatory lesions at interim visits, the absolute change from baseline in IGA score and other signs and symptoms of rosacea at week 9 and each interim visit, and treatment success at week 9 and each interim visit.

Although a statistically significant difference between active and vehicle was not achieved for the primary endpoint (using a percent change in lesions), this study demonstrated that in both the intent-to-treat and the per protocol populations, omiganan 2.5% once daily was statistically significantly better than vehicle once daily at week 9 in the absolute change of inflammatory lesions (p=0.041 for the intent-to-treat population and p=0.012 for the per protocol population).  While in this exploratory study this endpoint was identified as a secondary endpoint, the FDA currently requires the absolute change (rather than the percent change) in the number of inflammatory lesions as one of the co-primary endpoints, along with treatment success, for demonstrating efficacy in a Phase III trial in rosacea.

Celgosivir: Treatment of Chronic Hepatitis C Virus (“HCV”) Infections

The current standard of care treatment regimen for genotype 1 HCV infections (the most common North American genotype) is a combination therapy approach (combination of pegylated alpha interferon and ribavirin) which is effective in achieving a sustained virologic response in about 50% of treatment-naïve patients. Preclinical studies have demonstrated synergistic activity between celgosivir, interferon alpha and ribavirin, as well as other anti-HCV compounds. These data provided the basis for the Company’s strategy to develop celgosivir as a combination therapy with pegylated alpha interferon and other anti-HCV products (including products currently in development) for the treatment of chronic HCV infections.

Our celgosivir clinical development activities to date include three Phase II clinical studies in patients infected with chronic HCV genotype 1: (i) a monotherapy study (completed in September 2005); (ii) a combination therapy study in patients previously non-responsive or partially responsive to pegylated alpha interferon-based therapy (completed in November 2006; final results April 2007); and (iii) a combination therapy viral kinetics study in treatment-naïve patients (completed July 2008):

Phase II Monotherapy Study

The Phase IIa study was an open-label, randomized, dose-response (three groups: 200 mg once daily; 200 mg twice daily; and, 400 mg once daily), 12-week monotherapy study in 43 treatment-naïve and interferon-intolerant genotype 1 HCV patients. The results demonstrated that celgosivir was well tolerated with generally mild to moderate, reversible side effects and no serious adverse events were reported. The mean viral load reduction (“VLR”) in HCV RNA did not reach clinical significance in any of the treatment arms, and there was no dose-dependent effect established. Although, the efficacy results of this study were inconclusive, preclinical synergy results together with the expectation of a combination therapy approach to treatment and good safety profile of this compound at daily doses up to 400 mg, motivated the Company to further pursue the development of celgosivir in combination with interferon-based anti-HCV therapy.

Phase II Combination Therapy Study in Non-Responder and Partial Responder Patients

This 12-week randomized multi-center, active-controlled Phase II combination study was designed to assess the efficacy, safety, and tolerability of celgosivir in combination with peginterferon alfa-2b, with or without ribavirin, in HCV-positive, genotype 1 patients who were non-responders or partial responders to prior therapy with pegylated alpha interferon and ribavirin.

This study and an extension protocol (see description of extension protocol below) were supported in part through a Material Transfer and License Option agreement with Schering-Plough Corporation (“Schering”). The agreement with Schering provided for (a) the supply of PEGETRON® (peginterferon alfa-2b powder plus ribavirin), (b) certain technical and laboratory support and other services, and (c) certain limited rights for Schering’s review of clinical trial results and for the negotiation of a license agreement. We estimate the value of the PEGETRON® and lab

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

testing services received by the Company pursuant to this agreement was approximately $1.1 million (nominal for the year ended April 30, 2008; $0.4 million for the year ended April 30, 2007; and $0.7 million for the year ended April 30, 2006), and the Company recorded this non-monetary consideration and expense at a net cost of $nil in its research and development expenses.

Enrollment in the non-responder study was completed in June 2006 and top-line results of the study were announced on November 6, 2006. MIGENIX was subsequently informed by Schering that approximately 50% of the original viral load samples from the study, which Schering tested under the Material Transfer and License Option Agreement, required retesting. Final top-line results of the study, after completion of the retesting by Schering, were announced April 11, 2007.

A total of 57 patients were enrolled into the study (36 were non-responders and 21 were partial responders to prior pegylated alpha interferon-based HCV treatment). Patients were randomized into three treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (“triple combination”); (ii) celgosivir plus peginterferon alfa-2b (“double combination”); and (iii) celgosivir placebo plus peginterferon alfa-2b plus ribavirin (“control treatment” i.e., standard of care). Overall, an Early Virological Response (“EVR” = 2 log10 or greater HCV viral load reduction at 12 weeks) was achieved by 7/18 patients (38.9%) treated with triple combination compared with 6/19 patients (31.6%) in the control treatment arm. In the study, patients who were classified as non-responders, based on their prior response to optimized pegylated interferon plus ribavirin therapy, demonstrated:

• 42% (5/12) EVR in the triple combination arm compared to 10% (1/10) EVR in the control treatment arm.

• 1.63 log10 mean VLR in the triple combination arm compared to a 0.92 log10 VLR (control).

• more rapid onset of treatment effect as measured by VLR within the first 2 weeks of therapy in the triple combination arm as compared to control.

The results in non-responders indicate a more pronounced effect in the triple combination-treated patients compared to the control-treated patients with a mean HCV RNA differential of 0.71 log10 following 12 weeks of treatment. This effect was considered clinically significant by the investigators. With continued treatment in an extension protocol (see “The Extension Protocol” below), 2 of the non-responder “difficult-to-treat” patients treated with the triple combination achieved a sustained virologic response (“SVR”) or absence of detectable virus at 6 months following end of treatment (week 72).

The celgosivir combination therapies were well tolerated and resulted in no serious adverse events over the 12 weeks of treatment. Fifty patients (88%) completed all 12 weeks of study treatment.

These top-line results demonstrated proof-of-concept and evidence of clinical benefit at 12 weeks of therapy when using celgosivir triple combination as compared to the active control treatment in patients with chronic HCV genotype 1 infections who were characterized as non-responders to prior therapy with optimized pegylated alpha interferon plus ribavirin. Non-responders in our study were defined as patients who never reached an EVR with optimized pegylated alpha interferon plus ribavirin (i.e. patients who did not achieve 2 log10 or greater reduction in viral load at 12 weeks of their previous pegylated alpha interferon plus ribavirin treatment therapy). One third of the non-responder patients in this study (11 of 36) were actually “null responders” with VLRs of 0.4 log10 or less in their previous therapy.

Data from this study were presented on April 15, 2007 at the 42nd Annual Meeting of the European Association for the Study of the Liver (EASL) held in Barcelona, Spain and on May 21, 2007 at Digestive Disease Week (DDW) 2007 held in Washington, DC.

The Extension Protocol: In conjunction with the non-responder study, a protocol was designed and approved by Health Canada to provide participants in the 12-week study with access to continued treatment for up to an additional 36 weeks. In consultation with their physicians, patients could elect to continue with their original treatment or, if on the double combination or the control treatments, could switch to the triple combination treatment. Of the 50 patients completing 12 weeks of treatment, 31 elected to continue treatment beyond 16 weeks, with 30 of these either continuing with or switching to the triple combination, and one patient remaining on double combination. Of the 30 patients receiving triple combination treatment: 11 patients completed 48 weeks of treatment with 5 patients achieving undetectable virus levels at the end of treatment. Three of these patients (all partial responders to prior therapy) relapsed subsequently, and two of the patients (both non-responders to prior therapy) achieved a sustained virologic response (SVR). These two were patients who achieved undetectable virus levels in the 12-week study (1 on double combination treatment and the other on triple combination treatment; both

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

on triple combination treatment during extension protocol) and maintained undetectable HCV RNA levels throughout the extension protocol.

The safety profile for patients exposed to celgosivir for up to 48 weeks did not differ from those in the initial 12 weeks of treatment (there were two serious adverse events during the extension protocol that were unrelated to  celgosivir treatment). There was no increase in reported diarrhea with long-term treatment, nor an increase in incidence and severity of creatine kinase (CK) elevations (two side effects seen in previous studies). No new, previously unknown adverse events were reported.

Phase II Viral Kinetics (combination therapy in treatment-naïve patients)

In October 2006 the Company initiated a Phase II viral kinetics combination study of celgosivir in patients with chronic HCV (genotype 1) infection who had not received prior treatment for their infection. The focus of this study is on the viral kinetics, pharmacokinetics, safety and tolerability of celgosivir in combination with peginterferon alfa-2b and ribavirin. This Phase II study was a 12-week randomized, active-controlled study, initially in up to 20 patients in two treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (triple combination; or “PRC”); and (ii) peginterferon alfa-2b plus ribavirin (active control; standard of care; or “PR”). Enrollment in the study was slower than anticipated for reasons that MIGENIX believes include the significant time commitment required by the patients due to the viral kinetics focus of the protocol, the small number of sites available due to the requirement of in-clinic stays, and to some extent the fact that treatment-naïve patients tend to be less motivated to try new treatments.

On December 3, 2007 we reported preliminary four-week interim results from the study which indicated that 400 mg celgosivir once daily has no negative effects on the tolerability, pharmacokinetics and viral kinetics when combined with the standard of care drugs, as compared to the standard of care drugs alone. The interim results were for 10 patients who had completed four weeks of treatment equally divided between the two treatment arms described above. The following is a summary of the preliminary interim four-week results:

-

viral kinetics in both treatment groups were similar with a median reduction in HCV RNA at four weeks of 3.5 log10 vs. 3.8 log10 in the PRC and PR groups, respectively. The variability of response is wide with reductions of 5.4 log10 to 0.8 log10 and 4.5 log10 to 2.5 log10 for the PRC and PR groups, respectively. Virus was undetectable in one patient who was in the PRC group (none in the PR group).

-

PRC treatment was well tolerated, with both the PRC and PR groups demonstrating similar tolerability, which is consistent with observations from prior studies. Gastrointestinal tolerability of the PRC treatment was slightly better in this study compared to prior studies. No serious adverse events were reported.

Due to the small number of patients in this interim analysis and the high response rate with standard of care alone in this study, efficacy results from the interim data were inconclusive.  Based on a detailed analysis of the data from this study, the non-responder study and the related extension protocol, and previous clinical experience with celgosivir in HIV patients, the Company’s plan was to add a 600 mg once daily celgosivir triple combination dosage arm to this study and to enroll approximately six additional patients in the new 600 mg treatment arm. In January 2008, following Health Canada and Institutional Review Board (“IRB”) approvals, we added the 600 mg celgosivir combination therapy arm to the study. The purpose of this new treatment arm was to assess 600 mg celgosivir once daily for tolerability, pharmacokinetics and viral kinetics when combined with the standard of care drugs, pegylated interferon alfa-2b plus ribavirin, as compared to the standard of care drugs alone and to 400 mg celgosivir once daily plus the standard of care for up to 12 weeks of therapy. On May 27, 2007 we announced our decision to stop enrollment in the study. In addition to reducing expenses, the decision to stop the 600 mg combination arm of the study was made based on the loss of patients that were being transitioned to a new study site after a prior study site ceased operations in February 2008. The study was completed with the patients already enrolled in the 400 mg celgosivir combination treatment arm and the standard of care treatment arm and no patients were enrolled into the 600 mg treatment arm.  The objective to evaluate 600 mg of celgosivir will be considered in the future development planning of celgosivir (see “Investigational New Drug Application” and “Partnering” below).

On July 21, 2008 we reported top-line 12-week results from the study, which like the interim 4-week results, showed no meaningful differences between the two treatment arms. The 12-week results are from 15 patients who received treatment during the study. Eleven patients completed all 12 weeks of treatment, 5 in the PRC group and 6 in the PR control group. The following is a summary of the Intent-to-Treat analysis for the 12-week treatment period:

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

•

Pharmacokinetic results indicate that the addition of 400 mg celgosivir once daily in the PRC treatment regimen did not affect the pharmacokinetics of peginterferon over the first 4-week period evaluated. This observation provides support for further clinical investigation with peginterferon combination treatments.

•

No significant difference was seen between treatment groups with a mean reduction in HCV RNA at 12 weeks of 3.7 log10 vs 5.2 log10 in the PRC and PR groups, respectively. The variability of response was wide with reductions of 5.5 log10 to 1.6 log10 and 6.5 log10 to 2.3 log10 for the PRC and PR groups, respectively.

•

PRC treatment was well tolerated, with both the PRC and PR groups demonstrating similar tolerability, which is consistent with observations from prior studies. No serious adverse events were reported.

Due to the small number of patients in this study and the high response rate with the standard of care alone in treatment-naïve patients at 12 weeks of treatment, differences in efficacy between the treatment groups were inconclusive. Based on the data from this trial and previous trials, further dose ranging work (as was planned with the 600 mg dosage arm which was stopped as indicated above), in conjunction with other combination treatment optimization strategies, is needed.

Investigational New Drug Application

All MIGENIX-related clinical trials of celgosivir in the treatment of HCV to date have been conducted in Canada. Preparation of a US Investigational New Drug application (“IND”) was initiated during fiscal 2008, with the completion and submission to be determined in conjunction with funding considerations and the results of the search for strategic options (see “Partnering” below).

Partnering

On December 7, 2006 we provided to Schering a summary of the Phase II non-responder study results for their exclusive review pursuant to the Material Transfer and License Option agreement. As a result of the retesting matter described above, we agreed with Schering that their limited period of exclusivity for data review would commence upon providing Schering a new data package incorporating the retesting results. On April 27, 2007 we provided Schering a new data package incorporating the retesting results. Schering, on June 26, 2007, advised us that they would not be entering into a second period of exclusivity to negotiate the terms of a license agreement for celgosivir at that time. MIGENIX is seeking strategic options for advancing the development of celgosivir and is currently in key partnering discussions.

Intellectual Property Update

MIGENIX has received notification that both the European Patent Office and the Norwegian Patent Office intend to grant key patents protecting the use of celgosivir as a treatment for HCV. These follow the issuance of patents in South Korea, New Zealand and South Africa that are also directed to the use of celgosivir for the treatment of HCV or hepaciviruses. Prosecution of related patent applications, also claiming uses for celgosivir against HCV, continues in other key jurisdictions.

MX-2401: Treatment of Serious Gram Positive Bacterial Infections

MX-2401 is an injectable lipopeptide being developed for the treatment of serious Gram-positive bacterial infections.  In preclinical testing, MX-2401 is rapidly bactericidal and demonstrates activity against a broad spectrum of Gram-positive bacteria including vancomycin-resistant enterococcus (“VRE”), methicillin-resistant S. aureus (“MRSA”) and penicillin intermediate-resistant S. pneumoniae (“PRSP”).

MX-2401 has potent activity in animal disease models including thigh infection and pneumonia. In vivo pharmacokinetic/pharmacodynamic (PK/PD) analysis suggests the potential for increased effectiveness using less frequent dosing intervals. Potential initial indications include hospital-acquired pneumonia (“HAP”), community acquired pneumonia (“CAP”) requiring hospitalization and complicated skin and skin structure infections (“cSSSI”).

MIGENIX plans to seek initial regulatory approval for treating patients with cSSSI and then for other infections, caused by Gram-positive bacteria (e.g. MRSA, VRE) including CAP requiring hospitalization and HAP. Manufacturing process development at a European-based contract manufacturer is ongoing with the goal of producing MX-2401 under current GMP conditions, initially for use in Phase I clinical studies. MIGENIX intends to make a regulatory submission(s) (i.e. IND, CTA) in late 2009 to begin MX-2401 clinical studies. To support the application to begin clinical studies some initial GLP toxicology studies have been completed with the remaining GLP studies to be initiated after the current manufacturing process development work is completed.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

Prior to initiating clinical trials in humans with MX-2401, the Company will need to complete the GLP studies, manufacture clinical trial GMP quality MX-2401, submit and obtain regulatory approval for initiating clinical studies, and complete various other activities.

MIGENIX has an agreement with Industry Canada’s Industrial Technologies Office (formerly Technology Partnership’s Canada program) under which the government will reimburse MIGENIX for 26% of the MX-2401 development costs up to $9.3 million through the completion of the first Phase III clinical trial ( see “LIQUIDITY AND CAPITAL RESOURCES”).

In May 2007 pursuant to license agreements applicable to MX-2401, 50,000 Series A and 50,000 Series B preferred shares were converted into 158,342 common shares to pay US$100,000 in development milestones achieved during April 2007 in the MX-2401 program.

Requisition of Special Shareholder Meeting

The Company has received from Douglas Johnson (a shareholder holding approximately 5% of MIGENIX’s outstanding common shares) a requisition for a special meeting of shareholders for the purpose of replacing a majority of the MIGENIX board of directors. Mr. Johnson has reported that DJohnson Holdings Inc. has beneficial ownership of and/or voting control and direction over a total of 16,560,400 MIGENIX common shares, representing approximately 18% of the total issued and outstanding common shares of MIGENIX.

The MIGENIX board of directors has appointed a Special Committee of directors in respect of the requisition and related matters, comprising David Scott, Mike Abrams, Alistair Duncan, Steve Gillis and Colin Mallet, all of whom are independent of management.

Management and the Special Committee disagree with the issues raised by Mr. Johnson and believe that the actions in seeking to acquire control of the Company have created significant uncertainty and may have a negative impact on current business discussions (e.g. partnering/licensing, government assistance) and other opportunities for funding being pursued by management. This action will also distract management and burden the Company with additional direct and opportunity costs.

On July 24, 2008 the Company reported that a general meeting of shareholders will be held on October 31, 2008. Further details with respect to the meeting will be provided in an Information Circular to be prepared by MIGENIX and sent to shareholders, together with a Form of Proxy, Notice of Meeting and other relevant meeting documentation.

Other Matters

In November 2007 we relocated our Vancouver office and research operations to new premises in close proximity to our former facility. Our new premises consist of approximately 9,500 sq. ft. of office and lab space (the former facility consisted of approximately 16,000 sq. ft. of office and lab space), and the leases expire December 2009. We have a renewal option for an additional three-year term.

In May 2008 we relocated our San Diego office to smaller premises (old premises was approximately 1,700 sq. ft., new premises approximately 160 sq. ft.) and the lease for these premises currently runs to August 31, 2008.

We received a notice in June 2007 from Wyeth of the termination of a license agreement acquired as part of our merger with MitoKor in August 2004 and the agreement was terminated effective September 29, 2007.  Under the agreement, Wyeth had an exclusive, worldwide license, as well as options to obtain a license under certain of the Company’s patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative diseases, including Alzheimer’s disease and certain other dementias.

As at January 31, 2008 and April 30, 2008 intangible asset write-downs in the aggregate amount of approximately $0.9 million were recorded related principally to technologies acquired as part of our merger with MitoKor in August 2004 (see “Operating Expenses – Write-down of Intangible Assets” below).

We provided notice to the University of Florida Research Foundation Inc. (“UFRFI”) of the termination of the license agreement between the Company and UFRFI and this agreement will terminate September 12, 2008. The license agreement relates primarily to the Company’s MX-4509 program that was written off in the year ended April 30, 2007.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

On April 30, 2008 we entered into an amended agreement to exchange the 4,000 Series A convertible redeemable preferred shares we hold in Spring Bank Pharmaceuticals Inc (formerly Spring Bank Technologies Inc) for 1,000,000 new Series A convertible preferred shares and we will also receive 50,000 Spring Bank common shares.

DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws, and include controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

As of April 30, 2008, an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined under Multilateral Instrument 52-109 (“MI 52-109”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at April 30, 2008.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).

As of April 30, 2008, management evaluated the design of our internal control over financial reporting and, based on that evaluation, determined that an aspect of our internal control over financial reporting required improvement.  The control deficiencies identified by the Company did not result in adjustments to any of our annual audited or interim unaudited consolidated financial statements.

As a small organization, similar to other small organizations, the Company’s finance department is composed of a small number of key individuals, resulting in limitations on the segregation of duties. Specifically, certain financial personnel performed duties that were not properly segregated; this allowed for the creation, review and processing of certain financial data without independent review and authorization. We will continue to develop and employ appropriate measures to properly assign job roles and responsibilities to employees to ensure the proper segregation of duties where feasible, and the Chief Executive Officer and Chief Financial Officer will continually monitor the financial activities of the Company. The Company had planned to add a Controller/Director of Finance during the 2008 fiscal year to fill a vacant position that during the period from August 2006 to July 2007 had been partially covered by contract personnel; however, this position remains on hold and the Company engaged limited assistance for its April 30, 2008 year end in order to conserve financial resources. The Chief Executive Officer and Chief Financial Officer have concluded that considering the management and Audit Committee oversight, the risks associated with the segregation of duties are not significant enough to justify the expense associated with adding more personnel at this time.

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated whether there were changes to its internal control over financial reporting during the year ended April 30, 2008 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.  No such significant changes were identified through their evaluation.

CRITICAL ACCOUNTING POLICIES

The Company’s audited consolidated financial statements and unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP and the reporting currency is Canadian dollars. These accounting principles require the Company to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made.  Actual results could differ from these estimates.  Areas of significant estimates include: recognition of revenue, amortization of intangible assets, assessment of the carrying value of intangible assets, accretion of the convertible royalty participation units and stock-based compensation. A reconciliation of amounts presented in accordance with United States GAAP is described in Note 21 to the audited consolidated financial statements as at and for the year ended April 30, 2008.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

The significant accounting policies that the Company believes are the most critical in fully understanding and evaluating the reported financial results include the following:

Revenue recognition

Revenue to date has primarily been derived from initial license fees and research and development collaboration payments from licensing arrangements. Initial fees and milestone fees received which require the Company’s ongoing involvement, are deferred and amortized into income over the term of the underlying product development period.  A change in the underlying product development period from the originally estimated period may result in a longer or shorter period that the initial fees are amortized into income, decreasing or increasing income respectively. Research and development collaboration revenues generally compensate the Company for non-clinical and clinical activities related to development programs under collaborative/licensing agreements for certain product candidates of the Company, and are recognized as revenue when the research and development activities are performed under the terms of the agreements.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to the Company’s research and development programs.  Research costs are expensed as incurred, and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization.  The Company assesses whether development costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Intangible assets

Intangible assets are comprised of technology licenses and acquired technology and include those acquired in exchange for equity instruments issued by the Company. Under United States GAAP, costs to purchase rights to unproven technology which may not have alternate future uses are expensed as research and development.  Under Canadian GAAP, the purchase cost of such rights is generally capitalized as an intangible asset.  Any change in the future use or impairment of unproven technology may have a material impact on the Company’s Canadian GAAP financial statements.

Intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.  The Company determines the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  The Company reviews the carrying value of its intangible assets on a quarterly basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to its stock option plans. The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms of the stock options. The Black-Scholes option pricing model is based on several subjective assumptions including the expected life of the option and the expected volatility at the time the options are granted. Changes in these assumptions can materially affect the measure of the estimated fair value of the stock options and hence, the results of operations. Stock-based compensation is likely to change from period to period as further options are granted and adjustments made for stock options forfeited.

ADOPTION OF NEW ACCOUNTING POLICIES

Effective May 1, 2007, the Company adopted the new recommendations of the CICA Handbook: Section 1506, Accounting Changes (“Section 1506”). This new Handbook section which applies to fiscal years beginning on or after January 1, 2007, prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates, and corrections of errors. The adoption of Section 1506 effective May 1, 2007 had no impact on the Company’s audited annual consolidated financial statements as at and for the year ended April 30, 2008 (see note 3[a] to these financial statements).

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

Effective May 1, 2007, the Company retroactively without restatement adopted the following new recommendations of the CICA Handbook: Section 1530, Comprehensive Income (“Section 1530”); Section 3251, Equity (“Section 3251”); Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”); Section 3861, Financial Instruments – Disclosure and Presentation (“Section 3861”); and Section 3865, Hedges (“Section 3865”). These new Handbook sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition, measurement, disclosure, and presentation of financial assets, financial liabilities, and non-financial derivatives. Upon transition to Section 3855, and for any acquisition of financial instruments thereafter, entities must determine the most appropriate classification for each financial instrument. Under the new standards, the Company now classifies all financial instruments as either held to maturity, available-for-sale, held for trading, loans and receivables or other financial liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income/loss. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in net income/loss. See notes 3[b]-[e] to the Company’s audited annual consolidated financial statements as at and for the year ended April 30, 2008 for additional information in respect of the Company’s adoption of these new standards.

NEW ACCOUNTING PRONOUNCEMENTS

The Company will be evaluating the impact of the following new standards:

General Standards of Financial Statements (Section 1400)

Effective May 1, 2008, the Company will be required to adopt additional requirements of this standard which require management to make an assessment of the Company's ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern.

Capital Disclosures (Section 1535)

This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically May 1, 2008 for the Company.

Financial Instruments – Disclosure and Presentation (Sections 3862 and 3863)

This standard requires an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how an entity manages those risks. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically May 1, 2008 for the Company.

International Financial Reporting Standards

The Accounting Standards Board of the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards [“IFRS”] for fiscal years beginning on or after January 1, 2011. Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 may also be permitted.

Implementing IFRS will have an impact on accounting, financial reporting and supporting IT systems and processes. It may also have an impact on actual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics. Accordingly, when the Company develops its IFRS implementation plan, it will have to include measures to provide extensive training to key finance personnel, to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and the Audit Committee. Additional resources may be engaged to ensure the timely conversion to IFRS.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

SELECTED ANNUAL FINANCIAL INFORMATION

The following table provides summary financial information for our April 30, 2008, 2007 and 2006 financial years:

	Years ended April 30
	2008	2007	2006
	(Expressed in thousands, except per share amounts)
Statement of Loss, Comprehensive Loss and Deficit
Total revenue	$6	$19	$574
Research and development expenses	$(6,370)	$(7,494)	$(7,715)
General and corporate expenses	$(3,569)	$(3,616)	$(3,430)
Amortization	$(579)	$(847)	$(970)
Write-down of intangible assets	$(891)	$(3,316)	$(138)
Other income (expense)	$(1,363)	$(798)	$329
Loss and comprehensive loss for the year	$(12,765)	$(16,052)	$(11,350)
Accumulated deficit	$(137,482)	$(124,717)	$(108,665)
Basic and diluted loss per common share	$(0.14)	$(0.19)	$(0.16)

Balance Sheet
Total current assets	$6,945	$16,555	$10,092
Total assets	$8,466	$19,581	$16,872
Total current liabilities	$1,901	$1,958	$3,833
Total liabilities	$8,147	$6,920	$3,833
Shareholders’ equity	$319	$12,661	$13,039

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table provides summary financial data for our last eight quarters:

	Three months ended,
(Expressed in thousands, except per share amounts)	April 30, 2008 (“Q4/08”)	January 31, 2008 (“Q3/08”)	October 31, 2007 (“Q2/08”)	July 31, 2007 (“Q1/08”)
Revenue	$ -	$ -	$ -	$6
Loss before other income and expense	$(2,760)	$(3,107)	$(2,714)	$(2,821)
Loss(1)	$(3,244)	$(3,424)	$(2,997)	$(3,100)
Basic and diluted loss per common share	$(0.04)	$(0.04)	$(0.03)	$(0.03)
Weighted average number of common shares outstanding	94,464	94,464	94,464	94,464

	Three months ended,
	April 30, 2007 (“Q4/07”)	January 31, 2007 (“Q3/07”)	October 31, 2006 (“Q2/07”)	July 31, 2006 (“Q1/07”)
Revenue	$ -	$19	$ -	$ -
Loss before other income and expense	$(2,981)	$(6,503)	$ (3,414)	$ (2,356)
Loss	$(3,128)	$(6,726)	$ (3,712)	$ (2,486)
Basic and diluted loss per common share	$(0.03)	$(0.08)	$ (0.05)	$ (0.03)
Weighted average number of common shares outstanding	94,058	87,497	74,505	74,299

(1) Effective May 1, 2007 the Company has adopted the determination and presentation of Comprehensive loss (see “ADOPTION OF NEW ACCOUNTING POLICIES”). For Q1/08, Q2/08, Q3/08 and Q4/08 there were no differences between Loss and Comprehensive loss.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

The primary factors affecting the magnitude of the Company’s losses have been research and development expenses (particularly clinical program development costs) not funded by a partner, licensing and collaboration revenues, and write-downs of intangible assets. The loss before other income and expenses and the loss in Q4/08, Q3/08 and Q3/07 are higher due primarily to the write-downs of intangible assets (Q4/08: $0.4 million; Q3/08: $0.5 million; Q3/07 $3.3 million). The losses in Q4/08, Q3/08, Q2/08, Q1/08, Q4/07, Q3/07, Q2/07 and Q1/07 include accretion expense of $0.6 million, $0.5 million, $0.4 million, $0.4 million, $0.3 million, $0.4 million, $0.4 million and $0.3 million respectively, on the convertible royalty participation units issued in Q1/07 (see “RESULTS OF OPERATIONS – Other Income and Expenses”).

We have no fixed dividend policy and have not paid dividends since our incorporation. The payment of dividends is subject to the discretion of the board of directors and will depend, among other factors, on our earnings, capital requirements and financial condition.  We currently intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay any dividends on our common shares or preferred shares in the foreseeable future.

See “RESULTS OF OPERATIONS” and “LIQUIDITY AND CAPITAL RESOURCES” below for discussion of the period variations and trends in results of operations and financial condition. See also “SELECTED QUARTERLY FINANCIAL DATA” above for summary of financial data and period variations for our last eight quarters.

RESULTS OF OPERATIONS

MIGENIX commenced operations in January 1993 and has devoted its resources to the research and development of experimental new drug candidates. See “BUSINESS OVERVIEW” and “DEVELOPMENT PROGRAMS” for a description of the Company’s business, the drug candidates being developed and current development activities, development and commercialization agreements, and near-term milestones. No product candidates being developed by MIGENIX have been approved to be marketed commercially to date. MIGENIX has been unprofitable since its formation, incurring significant operating losses each year, and has incurred a cumulative deficit of $137.5 million to April 30, 2008.

For the three months ended April 30, 2008 (“Q4/08”), MIGENIX incurred a loss of $3.2 million (Q4/07: $3.1 million) or $0.04 (Q4/07: $0.03) per common share, and for the year ended April 30, 2008 (“Fiscal 2008”) the loss is $12.8 million ($0.14 per common share) compared to a loss of $16.1 million ($0.19 per common share) for the year ended April 30, 2007 (“Fiscal 2007”). The $3.3 million decrease in the Fiscal 2008 loss compared to the Fiscal 2007 loss is principally attributable to a $2.4 million decrease in the write-down in intangible assets (see “Operating Expenses – Write-down of Intangible Assets” below), a $1.1 million decrease in research and development expenses (see “Operating Expenses – Research and Development” below) and a $0.3 million decrease in amortization of intangible assets (see “Operating Expenses – Amortization” below), which were partially offset by a $0.6 million decrease in Other Income and Expenses (see “Other Income and Expenses”).

Revenues

During Q4/08 the Company had no revenues (Q4/07: $nil) and during Fiscal 2008 research and development collaboration revenue was nominal (i.e. < $0.1 million) (Fiscal 2007: nominal). This research and development collaboration revenue is pursuant to the sale of omiganan drug substance to Cutanea Life Sciences (see "Omiganan for Dermatological Diseases”). Under our license agreements with Cadence and Cutanea, they are responsible for manufacturing; therefore, sales of drug substance to Cadence and Cutanea are not expected to continue as the sales are limited to supplies from our pre-licensing manufacturing activities.

Over the next five financial years we may earn development and commercial milestone revenue of: (a) up to US$27 million starting with the US and European regulatory submission process and a double digit percentage royalty based on net sales pursuant to our agreement with Cadence Pharmaceuticals; and (b) up to US$21 million and a single digit percentage royalty based on net sales pursuant to our agreement with Cutanea Life Sciences. The development milestones are dependent on the successful completion of various individual development and regulatory steps in each of the programs, and the commercial milestones are dependent on obtaining marketing approvals for the product candidates and achieving certain sales thresholds. The completion, timing and success of the activities that would lead to these milestone revenues and royalties are outside our control as the programs are directed by our partners. Additionally, we have the opportunity for revenues from the potential partnering of celgosivir, the potential partnering of omiganan for the rest of world territories and our agreement with Spring Bank;

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

however, at this time we have insufficient visibility as to these matters to estimate revenues (if any) over the next five financial years from them.

Operating Expenses

Operating expenses in Q4/08 were $2.8 million (Q4/07: $3.0 million) and were $11.4 million for Fiscal 2008 (Fiscal 2007: $15.3 million). The $3.9 million decrease in Fiscal 2008 operating expenses compared to Fiscal 2007 consists principally of: (i) a $1.1 million decrease in research and development expenses (see “Research and Development” below); (ii) a $2.4 million decrease in the write-down of intangible assets (see “Write-down of Intangible Assets” below); and (iii) a $0.3 million decrease in amortization expense (see “Amortization” below).

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, costs associated with clinical trials, costs associated with non-clinical activities, patent-related costs and facility related costs. Clinical trial expenses include payments to vendors such as clinical research organizations, contract manufacturers, clinical trial sites, laboratories for testing of clinical samples and consultants. We charge all research and development expenses to operations as incurred because the underlying technology associated with these expenditures relates to our research and development efforts and has no alternative future uses.

We use our internal research and development resources, including our employees and facility, across various projects, and we do not account for these internal research and development expenses on a project basis. These expenses are included in the “unattributed expenses” category in the table below. We use external service providers to assist us in the conduct of our clinical trials, to manufacture our product candidates and to provide various other research and development related products and services. We have tracked many of these external research and development expenses on a project basis. To the extent that expenses associated with external service providers are not attributable to a specific project, they are included in the “unattributed expenses” category in the table below.

The following table summarizes our research and development expenses(1,2) for the periods indicated:

Research & Development Expenses	Three months ended April 30		Years ended April 30
(Canadian dollars, millions)	2008	2007	2008	2007	2006

Program Expenses
Omiganan 1% gel (partnered)	$0.0	$0.0	$0.0	$0.0	$0.0
Omiganan for dermatological diseases (partnered)	0.0	0.0	0.0	0.0	0.0
Celgosivir	0.1	0.3	1.1	1.5	2.1
MX-2401(3)	0.0	0.2	0.3	1.2	0.6
MX-4509	0.0	0.1	0.0	0.2	0.2
Other projects	0.0	0.1	0.1	0.3	0.3
Total Program Expenses	$0.1	$0.7	$1.5	$3.2	$3.2

Unattributed Expenses(3)
Personnel	$0.9	$0.7	$3.1	$2.6	$2.7
Patent costs	0.2	0.2	0.9	0.8	0.9
Other	0.2	0.3	0.9	0.9	0.9
Total Unattributed Expenses	$1.3	$1.2	$4.9	$4.3	$4.5

Total Research & Development Expenses	$1.4	$1.9	$6.4	$7.5	$7.7

(1)

Before amortization expense, technology and license acquisition costs, and write-downs of intangibles assets.

(2)

Value of $0.0 million represents $nil to ~$50,000 in expenses during the period.

(3)

Net of government assistance

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

Our omiganan programs are being advanced by our development and commercialization partners:

•

Our partner for the North American and European development and commercialization of omiganan 1% gel, Cadence Pharmaceuticals, funds the clinical, regulatory and commercialization costs related to the program and is responsible for manufacturing.

•

Our partner, Cutanea Life Sciences, has the exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs.

The decrease in Fiscal 2008 MX-2401 costs compared to Fiscal 2007 is principally due to higher cost manufacturing activity in Fiscal 2007 in preparation for the GLP studies started in April 2007. The MX-2401 program costs and Unattributed expenses are net of government assistance related to the MX-2401 program (see “LIQUIDITY AND CAPITAL RESOURCES”).

The approximate $0.6 million increase in the unallocated research and development costs in Fiscal 2008 is principally due to higher personnel costs. Research and development personnel costs in Fiscal 2008 increased approximately $0.5 million mainly due to the addition of personnel initially to complete non-clinical work in the celgosivir program related to the planned IND submission – the majority of these personnel are now focused on the MX-2401 program; and approximately $0.2 million of accrued aggregate severance for  four former employees.

We will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis. We are currently focusing our resources on advancing the development of MX-2401. In the financial year ending April 30, 2009, we expect:

•

Cadence to have top-line results of the OmigardTM CLIRS Phase III study in the second half of calendar 2008 and, if the results are positive, Cadence to have submitted or nearing submission of NDA to the FDA (their current guidance is to complete submission in the first half of calendar 2009).

•

Cutanea to have initiated a Phase III CLS001 rosacea study

•

To continue to pursue a partner for further development of celgosivir.

•

To continue to pursue partner(s) for the OmigardTM in ex-North American and ex-European territories

•

To continue MX-2401 manufacturing process development work in preparation for initiating GMP manufacturing and the remaining GLP studies.

At this time, due to the risks inherent in the product development process and given the stages of our product development programs, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for potential commercialization. There are numerous factors associated with the successful commercialization of any of our drug candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time. With product development timelines, the probability of success and development costs vary widely. While we are currently focused on advancing our highest priority product development programs, our future research and development expenses will depend on the determinations we make as to the scientific and clinical success of each product candidate, as well as ongoing assessments as to each product candidate’s commercial potential and prioritization. In addition, we cannot forecast with any degree of certainty which of our current product candidates will be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Our development expenses are currently less than they would otherwise be due to our limited financial resources. We expect our development expenses to be substantial over the next few years as we obtain more financial resources and continue the advancement of our product development programs. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our product development efforts and, in turn, have a material adverse effect on our results of operations. As we obtain results from non-clinical studies and clinical trials, we may elect to discontinue or delay studies or clinical trials for a product candidate or development program in order to focus our resources on the most promising and/or highest priority product candidates or programs.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

General and Corporate

General and corporate expenses in Q4/08 were $0.8 million (Q4/07: $1.0 million) and were $3.6 million for Fiscal 2008 (Fiscal 2007: $3.6 million). Personnel costs were $0.5 million in Q4/08 (Q4/07: $0.5 million) and were $2.0 million for Fiscal 2008 (Fiscal 2007: $2.3 million).

Amortization

Amortization expense for property and equipment was $0.3 million in Fiscal 2008 (Fiscal 2007: $0.3 million).

Amortization expense for intangible assets was $0.2 million in Fiscal 2008 (Fiscal 2007: $0.6 million).

Write-down of Intangible Assets

Pursuant to the quarterly review of intangible assets for Q4/08 the Company determined that a $0.4 million write-down was appropriate principally in respect of a technology acquired as part of our August 2004 merger with MitoKor. The write-downs of intangible assets for Fiscal 2008 were $0.9 million – these write-downs were principally in respect of technologies acquired as part of the MitoKor merger. The $3.3 million write-down in Fiscal 2007 related to the Company’s MX-4509 program.

Other Income and Expenses

Other income and expenses include three principal items: (1) interest income generated from investments of the Company’s cash balances; (2) accretion expense related to the convertible royalty participation unit financing completed in May 2006 (see “LIQUIDITY AND CAPITAL RESOURCES”); and (3) foreign exchange gains and losses on the Company’s United States (“US”) dollar denominated cash and cash equivalents, amounts receivable and accounts payable balances (see “FINANCIAL INSTRUMENTS AND RISKS”).

Interest income was $0.4 million for Fiscal 2008 (Fiscal 2007: $0.6 million).

Accretion expense related to the convertible royalty participation units (see “LIQUIDITY AND CAPITAL RESOURCES”) for Q4/08 was $0.6 million (Q4/07: $0.3 million) and is $1.9 million for Fiscal 2008 (Fiscal 2007: $1.4 million). This accretion expense is a non-cash expense resulting from [i] accreting the liability component of the convertible royalty participation units to the maximum royalties payable of $29.5 million (will be reduced for actual royalties paid, any units converted into common shares, and should our estimate of the probable royalties payable decline below $29.5 million) over the estimated royalty payment term using the effective interest method; and [ii] amortizing the deferred financing costs over the estimated royalty payment term also using the effective interest method.

The foreign exchange loss in Fiscal 2008 was $0.1 million (Fiscal 2007: nominal loss).

Property & Equipment and Intangible Asset Expenditures

Property and equipment expenditures for Q4/08 were approximately $0.2 million (Q4/07: nominal) and for Fiscal 2008 were $0.5 million (Fiscal 2007: $0.2 million). The Q4/08 and Fiscal 2008 expenditures are principally for leasehold improvements for the Company’s new Vancouver facility occupied in November 2007 (see “Other Matters”).

Intangible asset costs capitalized in Q4/08, Q4/07, Fiscal 2008 and Fiscal 2007 were $nil. Intangible assets at April 30, 2008 include acquired technology and capitalized technology license costs for the Company’s lipopeptide (MX-2401), celgosivir, and HBV (SB-9000) programs. The $0.5 million carrying value of these intangible assets at April 30, 2008 does not necessarily reflect present or future values of the underlying programs/technologies and the ultimate amount recoverable by the Company in respect of these assets will be dependent upon the successful development and commercialization of products based on these assets and/or out-licensing of the programs/technologies to third parties (see “RISKS AND UNCERTAINTIES”).

LIQUIDITY AND CAPITAL RESOURCES

As of April 30, 2008, the Company had cash, cash equivalents and short-term investments of $5.6 million (April 30, 2007: $15.3 million) and the Company’s net working capital was $5.0 million (April 30, 2007: $14.6 million). The $9.6 million decrease in net working capital from April 30, 2007 is primarily attributable to the cash loss of $9.1 million (loss excluding non-cash expenses: amortization, write-downs of intangible assets, stock-based compensation and the accretion of the convertible royalty participation units) for the year ended April 30, 2008. The

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

Company’s cash equivalents and short-term investments are invested in high-grade liquid financial instruments with maturity dates selected with respect to the expected timing of expenditures to fund operations (not to exceed three years), and prevailing and expected interest rates (see “FINANCIAL INSTRUMENTS AND RISKS”).

MIGENIX has financed its operations to date primarily through the sale of equity securities. During Fiscal 2007 the Company completed two financing transactions totaling approximately $20 million. One of the Fiscal 2007 financings involved a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals (see “DEVELOPMENT PROGRAMS – Omiganan 1% gel: Prevention of Catheter-Related Infections”) and Cutanea Life Sciences (see “DEVELOPMENT PROGRAMS – Omiganan for Dermatological Diseases”). A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit. Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021. The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties until a further $400 of royalties is paid per unit. The units contain features whereby the Company or the unit holders may elect to convert the units into the Company’s common shares (see “OUTSTANDING SHARE DATA”). In the event there are no royalties under the license agreements, there is no obligation for the Company to make any payments to the unit holders. The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: (i) the date $1,000 of royalties has been paid in respect of the unit; (ii) the date the unit is converted into common shares; and (iii) May 3, 2021. The Company has provided the buyers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements. The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events. In the event of default the Company would become obligated to pay the unit holders $1,000 per unit less the royalties paid in respect of the unit.

In March 2005 the Company obtained a $9.3 million funding commitment for the MX-2401 program from Industry’s Canada Industrial Technologies Office (“ITO”; formerly Technology Partnerships Canada) program (see “DEVELOPMENT PROGRAMS – MX-2401: Treatment of Serious Gram Positive Bacterial Infections”). The ITO funding covers 26% of eligible costs and a royalty is payable to ITO if the MX-2401 program is successful (determination of success includes the obtaining of marketing approval). As at April 30, 2008, the Company had expenditures qualifying for $1.5 million of funding under this commitment of which $0.6 million had been received and $0.9 million was recorded as government assistance receivable (April 30, 2007 - $1.2 million of funding under this commitment of which $0.6 million had been received and $0.6 million was recorded as government assistance receivable). Based on a November 2007 meeting with ITO it was determined that a substantive amendment to our agreement with ITO would be required as milestones in the program had shifted principally as a result of more manufacturing process development work being undertaken in the program compared to the original work plan for ITO. Currently our claims for ITO funding, including the $0.9 million recorded as government assistance receivable, are on hold and we are working with ITO on the payment of these claims. The royalty payable to ITO, if any, is 1.75% of any post commercialization revenues of the Company during the period ending March 31, 2019 to a maximum of $30.4 million. The royalty rate is reduced to 1.2% should the cumulative royalties reach $20.3 million. If the cumulative royalties have not reached $20.3 million by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20.3 million. It is possible that these repayment terms could change in conjunction with other changes, if any, in the ITO agreement. Royalties, if any, that may be payable to ITO would be accounted for in the period in which it is determined that payment is likely.

MIGENIX believes that its funds on hand at April 30, 2008 are sufficient to provide for operations into the fourth quarter of calendar 2008 before funds received, if any, from existing or new license agreements, the exercise of warrants and options, and financing activities. The recent request for a shareholder meeting (see “Other Matters”) has negatively impacted the Company’s ability to raise additional capital at this time and may affect the Company’s ability to complete new license agreements and receive the government assistance recorded as receivable at April 30, 2008. The Company’s ability to advance its programs is constrained due to the Company’s current financial resources and the Company is currently focusing its program spending on its highest priority programs (see “Operating Expenses – Research and Development” and “RISKS AND UNCERTAINTIES”). The Company plans to operate within an annual burn rate of approximately $8 million (reduced from previously expected range of $9 million to $10 million principally due to delaying some non-essential development activities and focusing on the MX-2401 program). The magnitude of spending in the Company’s development programs will be dependent on: the Company’s financial resources, the licensing status of the celgosivir program (see “DEVELOPMENT PROGRAMS – MX-3253: Treatment of Chronic HCV Infections”), the OmigardTM Phase III CLIRS study results (see “Omiganan

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

1% gel (OmigardTM): Prevention of Catheter-Related Infections”) and results in the various other programs. We may need to increase or decrease our annual burn rate in response to such results and our available financial resources. MIGENIX needs to raise additional funds in support of its operations and there is no assurance that such funds can be obtained (see “RISKS AND UNCERTAINTIES”).

The Company has used redeemable/convertible preferred shares to facilitate the acquisition and in-licensing of new technologies and drug candidates. The preferred shares provide us with a vehicle to structure acquisitions and in-licensing transactions so as to lower the immediate cash cost to us, to pay milestones in the future in cash and/or common shares (at our option) based on the achievement of pre-determined product development milestones. The outstanding preferred shares at April 30, 2008 (see “OUTSTANDING SHARE DATA”) represent US$5.25 million in potential future milestone payments in the lipopeptide/MX-2401 (US$575,000), polyene (US$675,000), and celgosivir (US$4,000,000) programs. During the next 12 months we estimate that no preferred shares (US$nil) could become convertible or redeemable pursuant to the achievement of certain of these milestones. Each series of preferred shares includes provision for the Company to redeem the entire series for US$1, in which event any development milestones achieved subsequent to such redemption would be payable in cash. We anticipate that we will continue to use preferred shares for acquisitions and in-licensing in the future.

As at April 30, 2008, we had the following contractual obligations and commitments (1) (2) (3)(4):

Contractual Obligations Payments due by period (Expressed in thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Operating Leases (4)	550	307	208	10	25
Purchase Obligations (5)	318	297	20	1	-
Total Contractual Obligations	868	604	228	11	25

(1)

Excludes US$5.25 million in contingent milestone obligations pursuant to the preferred shares discussed above and in “OUTSTANDING SHARE DATA”.

(2)

Excludes the following in respect of technology license and acquisition agreements: (i) up to an additional US$3.7 million of contingent milestone payments (payable in cash) if certain drug development milestones are achieved; and (ii) royalties on product sales and/or sub-licensing revenues.

(3)

Excludes $29.5 million in respect of potential royalties pursuant to the convertible royalty participation units (see “LIQUIDITY AND CAPITAL RESOURCES”).

(4)

Includes office and lab premises lease agreements and maintenance fees due under a license agreement.

(5)

Represents obligations under research, manufacturing, and service agreements.

OUTSTANDING SHARE DATA

As at July 24, 2008, there are:

•

94,463,806 (April 30, 2008: 94,463,806; April 30, 2007: 94,237,205) common shares outstanding. The 226,601 increase in common shares outstanding between April 30, 2007 and April 30, 2008 reflects the exercise of warrants (68,259 common shares) and the payment of US$100,000 in milestone payments by issuing 158,342 common shares (see preferred shares conversion immediately below);

•

5,250,000 (April 30, 2008: 5,250,000; April 30, 2007: 9,350,000) convertible redeemable preferred shares outstanding consisting of 300,000 Series A, 950,000 Series B, and 4,000,000 Series D preferred shares. In May 2007 the Company converted 50,000 Series A and 50,000 Series B preferred shares into 158,342 common shares in respect of a milestone achieved in the MX-2401 program in April 2007. In December 2007 the Company redeemed the 4,000,000 Series E preferred shares for the aggregate sum of US$1 as the milestone obligations associated with these shares expired August 31, 2007. On the achievement of any of the pre-determined product development milestones underlying the Series A, Series B and Series D preferred shares and the Company electing to convert, rather than redeem the applicable number of preferred shares for such milestone(s), the maximum number of common shares that could be issued under each series of preferred shares and the conversion price to be used to determine the number of common shares to be issued for such milestone(s) are as follows: Series A and B - 9,728,204 (average closing price 5 trading days prior to the conversion date, minimum price $0.29); and Series D - 11,778,846 (average closing price 10 trading days prior to the conversion date). See “LIQUIDITY AND CAPITAL RESOURCES” for additional information on the Company’s preferred shares;

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

•

29,465 (April 30, 2008 and April 30, 2007: 29,465) convertible royalty participation units outstanding (see “LIQUIDITY AND CAPITAL RESOURCES”) convertible into up to 17,679,000 (April 30, 2007: 17,679,000) common shares. The units are convertible at any time by the holders into the Company’s common shares (initially 600 common shares per unit based at conversion price of $0.50 per common share, with the number of common shares reduced proportionately for any royalties received by the unit holders). Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater;

•

stock options outstanding for the purchase of 5,828,980 (April 30, 2008: 4,034,631; April 30, 2007: 4,071,002) common shares at an average exercise price per common share of $0.61 (April 30, 2008: $0.83; April 30, 2007: $0.94);

•

warrants outstanding for the purchase of 963,125 units (April 30, 2008 and April 30, 2007: 963,125) at an exercise price of $0.60 per unit, expiring December 6, 2008. Each unit consists of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allows for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011;

•

deferred share units outstanding that can be settled at the option of the Company by issuing up to 480,000 common shares (April 30, 2008 and April 30, 2007: 160,000), their equivalent fair market value in cash, or a combination of cash and common shares. The fair value of the outstanding deferred share units based on the $0.22 closing price of the Company’s common shares on July 25, 2008 is $105,600 (April 30, 2008: $36,800 [160,000 at $0.23 share price; April 30, 2007: $124,800 [160,000 at $0.78 share price]). As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash, no liability has been recorded in the Company’s accounts at April 30, 2008 and April 30, 2007 with respect to the fair value of the outstanding deferred share units; and

•

warrants outstanding for the purchase of 10,637,709 (April 30, 2008: 18,190,301; April 30, 2007: 19,241,474) common shares at a weighted average exercise price per common share of $0.92 (April 30, 2007: $0.76; April 30, 2007: $0.89), as follows:

Number of Common Shares Issuable Upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)
883,950(1,2)	$0.50	May 3, 2009
9,631,250(3)	$0.80	December 6, 2011
122,509(4)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
Total = 10,637,709	Average = $0.925)

(1)

Warrants have a cashless exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

(2)

Issued as part of the May 2006 convertible royalty participation unit financing (see “LIQUIDITY AND CAPITAL RESOURCES”).

(3)

Issued as part of the December 2006 bought deal public offering.

(4)

These warrants were assumed by the Company as part of the acquisition of MitoKor.

(5)

Weighted average exercise price using closing July 25, 2008 exchange rate of US$1.00 equals $1.0196.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company’s investments in interest bearing financial instruments provide a fixed rate of return if held to maturity,

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Three months and year ended April 30, 2008

therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments respectively. The Company and its US subsidiaries purchase goods and services in US dollars and also earn revenues in US dollars. The Company also purchases goods and services in Euros. The Company does not use derivative instruments to hedge against interest rate or foreign exchange rate fluctuations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During Q4/08 and Fiscal 2008, the Company incurred legal fees of $0.1 million and $0.4 million (Q4/07: $0.1 million and Fiscal 2007: $0.6 million) inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. This amount is payable under normal trade terms. All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms. Included in accounts payable and accrued liabilities at April 30, 2008 is $0.1 million (April 30, 2007: $0.1 million) owed to this law firm.

RISKS AND UNCERTAINTIES

No product candidates being developed by MIGENIX have been approved to be marketed commercially and the Company has incurred significant operating losses in each year since inception. The Company’s business entails significant risks, including the costs, time and uncertainties involved to obtain the required regulatory approvals to market new drugs, the uncertainties involved in preclinical and clinical testing to obtain the information required for regulatory approvals and for marketing of new drugs, the availability of capital and corporate alliances, managing and maintaining corporate collaborations, the degree of patent and other intellectual protection, intense competition and technological change. There can be no assurance that MIGENIX’s research and development activities will result in any commercially viable products or profitability, and we expect to incur substantial losses over at least the next several years.

The Company has limited personnel and financial resources with which to optimally advance its programs. At April 30, 2008 the carrying value of the Company’s intangible assets in respect of its development programs was approximately $0.5 million. The Company may in the future determine that the carrying value of one or more programs should be written down based on:

•

Termination of the program following preclinical and/or clinical testing results;

•

Inability to secure development partnership and/or funding to support the program;

•

Carrying value of program exceeds estimated net recoverable value based on factors including projected cash flows;

•

Loss of license rights for failure to perform in accordance with license agreements; and/or

•

Decision not to pursue further development in the program.

A write-down in the carrying value of one or more intangible assets in respect of the Company’s development programs could have a significant non-cash impact on our operating results.

MIGENIX will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained. The Company’s ability to raise capital is primarily dependent on equity markets, the Company’s market capitalization and results in the Company’s drug development programs. To maintain a sufficient cash position to fund its operations MIGENIX may need to delay or alter planned development work, sell or out-license certain development programs, and/or reduce other expenditures.  Our future cash flows and capital requirements will depend on many factors, including, but not limited to, the following: the progress of our research and development programs including clinical trials and the magnitude and scope of these activities; our ability to establish and maintain corporate collaborations and licensing arrangements; the receipt and/or payment of milestone based payments pursuant to licensing agreements; the time and costs involved in obtaining regulatory approvals; the time and costs involved in scaling up the manufacturing of our products; the amount of government and/or grant funding obtained; the costs involved in preparing, filing, obtaining, maintaining, defending and enforcing patent claims; our strategy to develop, acquire or in-license new technologies and products, and other factors not within our control.

Consolidated Financial Statements

MIGENIX Inc.

(Expressed in Canadian dollars)

April 30, 2008

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

MIGENIX Inc.

We have audited the consolidated balance sheets of MIGENIX Inc. as at April 30, 2008 and 2007 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended April 30, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2008 in conformity with Canadian generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, during the year ended April 30, 2008 the Company changed its accounting policy for financial instruments.

“Ernst & Young LLP”

Vancouver, Canada,

  Ernst & Young LLP

July 24, 2008

Chartered Accountants

MIGENIX Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

(See Note 1 -Business Operations, Basis of Presentation and Going Concern Uncertainty)

As at April 30

(Expressed in Canadian dollars)

	2008 $	2007 $

ASSETS
Current
Cash and cash equivalents [note 5[a]]	2,620,994	2,944,515
Short-term investments [note 5[b]]	2,997,385	12,365,352
Amounts receivable [note 17]	293,510	224,581
Government assistance receivable [note 13[c]]	899,412	616,008
Prepaid expenses and deposits	134,101	404,257
Total current assets	6,945,402	16,554,713
Long-term investments [note 7]	1,000	1,000
Property and equipment [note 8]	976,716	881,587
Intangible assets [note 9]	543,329	1,670,785
Deferred financing costs [notes 3[d] and 11]	—	473,259
	8,466,447	19,581,344

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [notes 10 and 20]	1,901,016	1,958,129
Total current liabilities	1,901,016	1,958,129
Convertible royalty participation units [note 11]	6,246,441	4,846,710
Preferred shares [note 12]	4	115,601
	8,147,461	6,920,440
Commitments and contingencies [notes 13 and 14]
Shareholders’ equity
Common shares [note 15[a]]	125,156,358	124,994,216
Equity portion of convertible royalty participation units [note 11]	4,554,165	4,554,165
Contributed surplus [note 15[b]]	8,090,768	7,829,567
Deficit	(137,482,305)	(124,717,044)
Total shareholders’ equity	318,986	12,660,904
	8,466,447	19,581,344

See accompanying notes

On behalf of the Board:

“Alistair Duncan”

“Colin Mallet”

Director

Director

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF
LOSS, COMPREHENSIVE LOSS AND DEFICIT

Years ended April 30

(Expressed in Canadian dollars)

	2008 $	2007 $	2006 $

REVENUE
Licensing [notes 17 and 18]	—	—	233,055
Research and development collaboration [notes 17 and 18]	6,224	18,921	340,512
	6,224	18,921	573,567

EXPENSES
Research and development [notes 13[a], 13[c] and 15[e]]	6,369,513	7,493,622	7,715,419
General and corporate [note 15[e]]	3,568,580	3,615,945	3,429,586
Amortization [notes 8 and 9[a]]	579,498	847,411	969,914
Write-down of intangible assets [note 9[b]]	890,750	3,315,674	137,802
	11,408,341	15,272,652	12,252,721
Loss before other income (expenses)	(11,402,117)	(15,253,731)	(11,679,154)

Other income (expenses)
Accretion of convertible royalty participation units [note 11]	(1,872,990)	(1,426,621)	—
Interest income	439,417	611,217	347,400
Foreign exchange gain (loss)	70,429	16,963	(18,101)
	(1,363,144)	(798,441)	329,299
Loss and comprehensive loss for the year	(12,765,261)	(16,052,172)	(11,349,855)

Deficit, beginning of year	(124,717,044)	(108,664,872)	(97,315,017)
Deficit, end of year	(137,482,305)	(124,717,044)	(108,664,872)

Basic and diluted loss and comprehensive loss per common share [notes 3[b] and 15[h]]	$(0.14)	$(0.19)	$(0.16)

Weighted average number of common shares outstanding [note 15[h]]	94,463,806	82,589,809	73,053,906

See accompanying notes

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended April 30

(Expressed in Canadian dollars)

	2008 $	2007 $	2006 $

OPERATING ACTIVITIES
Loss for the year	(12,765,261)	(16,052,172)	(11,349,855)
Items not affecting cash:
Amortization	579,498	847,411	969,914
Write-down of intangible assets	890,750	3,315,674	137,802
Stock-based compensation	271,180	319,396	287,807
Issuance of deferred share units	—	96,000	—
Accretion of convertible royalty participation units and amortization of transaction costs [note 11]	1,872,990	1,426,621	—
Milestone to be paid by conversion of preferred shares	—	115,596	—
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	112,997	(115,175)	143,670
Amounts receivable	(68,929)	(116,385)	182,414
Government assistance receivable	(283,404)	(379,658)	234,722
Prepaid expenses and deposits	270,156	(42,528)	302,318
Accounts payable and accrued liabilities	(30,838)	(1,587,988)	1,129,521
Cash used in operating activities	(9,150,861)	(12,173,208)	(7,961,687)

FINANCING ACTIVITIES
Issuance of common shares/units, net of issue costs	—	10,132,808	5,558,740
Issuance of convertible royalty participation units	—	7,732,360	—
Proceeds on exercise of stock options	—	9,517	—
Proceeds on exercise of warrants	36,567	331,105	—
Redemption of preferred shares	(1)	—	—
Repayment of capital lease obligation	—	(5,221)	(63,303)
Cash provided by financing activities	36,566	18,200,569	5,495,437

INVESTING ACTIVITIES
Funds from short-term investments	22,384,993	16,748,805	24,046,959
Purchase of short-term investments	(13,130,023)	(25,356,958)	(16,986,190)
Purchase of property and equipment	(482,063)	(218,130)	(32,409)
Proceeds on disposal of equipment	17,867	—	—
Cash provided by (used in) investing activities	8,790,774	(8,826,283)	7,028,360

Increase (decrease) in cash and cash equivalents	(323,521)	(2,798,922)	4,562,110
Cash and cash equivalents, beginning of year	2,944,515	5,743,437	1,181,327
Cash and cash equivalents, end of year	2,620,994	2,944,515	5,743,437

Supplemental cash flow information
Increase in preferred shares for development milestone achieved [note 12[a]]	—	115,596	—
Issuance of common shares on conversion of preferred shares for milestone payment [notes 12[a] and 15[a]]	115,596	—	—

See accompanying notes

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

1. BUSINESS OPERATIONS, BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

MIGENIX Inc. (the “Company”) is incorporated under the Business Corporations Act (British Columbia).  The Company is a biopharmaceutical company engaged in the research, development and commercialization of drugs primarily in the area of infectious diseases to advance therapy, improve health and enrich lives.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future.

The Company has incurred significant losses since inception and as at April 30, 2008 had working capital of $5,044,386 and an accumulated deficit of $137,482,305. The Company’s ability to realize the carrying value of its assets is dependent on successfully advancing its technologies to market through the drug development and approval processes and ultimately achieving future profitable operations, the outcome of which cannot be predicted at this time, or in the alternative being able to sell the assets for proceeds for their carrying value or greater. Management has been able, thus far, to finance its cash requirements primarily from equity financings and payments from licensing agreements. Management is planning to obtain additional funds through licensing and financing activities, however, the outcome of these matters cannot be predicted at this time. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The following is a summary of significant accounting principles used in the preparation of these consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries incorporated under the laws of the State of Delaware, USA: MIGENIX Corp., M&M Holdings Inc., and Micrologix Biotech (USA) Inc.  All intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements.  Actual results could differ from those estimates.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Foreign currency translation

The accounts of the Company and its integrated foreign subsidiaries are translated using the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars.  Under this method, monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the consolidated balance sheet date.  All other assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred. Revenue and expense items are translated at the average exchange rate during the year. Exchange gains and losses are included in the determination of loss for the year.

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.  Cash equivalents are recorded at amortized cost using the effective interest method unless there is objective evidence of impairment when they are recorded at market value.

Short-term investments

The Company considers all highly liquid financial instruments purchased with an original maturity greater than three months to be short-term investments.  Short-term investments are recorded at amortized cost using the effective interest method unless there is objective evidence of impairment when they are recorded at market value.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided over the expected useful lives as follows:

Furniture and equipment

20% declining balance

Computer equipment

30% declining balance

The Company reviews the carrying value of equipment for the existence of facts or changes in circumstances that might indicate a condition of impairment requiring a write-down in the carrying value.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Technology licenses and acquired technology

Technology license costs and acquired technology are initially recorded based on the fair value of consideration paid.

Technology licenses and acquired technology are amortized using the straight-line method over their estimated useful lives of ten years.  The amounts shown for technology licenses and acquired technology do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.  If management determines that the carrying value of the technology exceeds the undiscounted future cash flows expected to result from the use of the intangibles, then the carrying value is written down to its estimated fair value, based on the related discounted future cash flows.

Patent costs

Patent costs incurred in the protection of intellectual property are expensed in the period in which they are incurred.  The costs include those associated with the filing, obtaining and maintenance of patents in domestic and international jurisdictions.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation.  Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases.  Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in rates is included in income in the period that includes the enactment date.  Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.

Revenue recognition

Licensing revenues comprise initial fees and milestone payments derived from licensing arrangements.  Non-refundable milestone payments received are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement.  Initial fees and milestone payments received, which require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the period of the ongoing involvement of the Company.  Revenues associated with multiple element arrangements are attributed to the various elements based on their relative fair values.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Revenue recognition (cont’d)

Research and development collaboration revenues consist of non-refundable research and development funding under collaborative agreements with the Company’s strategic partners. Research and development funding generally compensates the Company for non-clinical and clinical activities related to the collaborative development programs for certain product candidates of the Company, and is recognized as revenue when the research and development activities are performed under the terms of the agreements.

Research and development costs

Research costs are expensed in the year incurred. Development costs, including product development milestones paid pursuant to technology licenses and technology acquisition agreements, are expensed in the year incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Government assistance

Government assistance is recognized when the expenditures that qualify for assistance are made and the Company has complied with the conditions for the receipt of the government assistance. Government assistance is recorded as a reduction of the related expense or cost of the asset acquired.  A liability to repay government assistance, if any, is recorded in the periods in which the conditions arise that cause the assistance to become repayable.

Loss per common share

Loss per common share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding contingently issuable common shares.  Since the Company’s stock options, deferred share units, warrants, convertible royalty participation units and convertible preferred shares are anti-dilutive, diluted loss per common share is equivalent to basic loss per common share.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to the stock option plans described in note 15[d].  The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value.  The Company discloses the proforma effects to the loss and loss per common share for the period as if the fair value method had been used for awards to executive officers, directors and employees granted, modified or settled during the period May 1, 2002 to April 30, 2003 [note 15[e]].

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Deferred share units

The Company has a deferred share unit plan, as described in note 15[g]. On the date of award, the fair value of the deferred share units awarded, being the fair value of the Company’s common shares at that date, is recorded as Contributed Surplus [note 15[b]] on the Company’s consolidated balance sheet and as compensation expense.

Long-term investments

Long-term investments, over which the Company has no significant influence, are recorded at cost less any provision for a loss in value that is other than temporary [note 3[d]].

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.  All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

3. CHANGE IN ACCOUNTING POLICIES

Effective May 1, 2007, the Company retroactively without restatement adopted the following new recommendations of the CICA Handbook: Section 1506, Accounting Changes (“Section 1506”);  Section 1530, Comprehensive Income (“Section 1530”); Section 3251, Equity (“Section 3251”); Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”); Section 3861, Financial Instruments – Disclosure and Presentation (“Section 3861”); and Section 3865, Hedges (“Section 3865”).

The new standards and accounting policy changes are as follows:

[a] Accounting Changes (Section 1506)

This new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires such voluntary changes in accounting policy to be applied retroactively unless doing so is impracticable, requires prior period errors to be corrected retroactively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes. The adoption of Section 1506 effective May 1, 2007 had no impact on these consolidated financial statements.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING POLICIES (cont’d)

[b] Comprehensive Income (Section 1530)

Section 1530 establishes standards for the reporting and presentation of comprehensive income/loss. Other comprehensive income/loss refers to items recognized in comprehensive income/loss that are excluded from net income/loss in accordance with Canadian generally accepted accounting principles. These transactions and events include unrealized gains and losses resulting from changes in fair value of certain financial instruments.

As at May 1, 2007 and for the year ended April 30, 2008, the Company does not have any items that should be presented in other comprehensive income/loss. Therefore, net loss for the year ended April 30, 2008 is equivalent to comprehensive loss for the year ended April 30, 2008.

[c] Equity (Section 3251)

Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. This Section requires an enterprise to present a separate component of equity for each category of equity that is of a different nature, including the separation of net income, other comprehensive income, other changes in retained earnings, changes in contributed surplus, changes in share capital, and changes in reserves. For the year ended April 30, 2008, there were no additional items requiring separate disclosure.

[d] Financial Instruments (Sections 3855 and 3861)

Under the new standards, the Company is now required to classify: [i] its financial assets as either held-to-maturity, available-for-sale, held for trading, or loans and receivables; and [ii] its financial liabilities as either held for trading, or other financial liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income/loss. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in net income/loss.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING POLICIES (cont’d)

[d] Financial Instruments (Sections 3855 and 3861) (cont’d)

As at May 1, 2007, the Company had the following financial assets and liabilities and selected the following classifications:

Financial assets

▪

Cash – classified as held for trading and is measured at fair value.

▪

Cash equivalents and short-term investments - classified both as held to maturity and are measured at amortized cost using the effective interest method. The Company will determine the appropriate classification of new cash equivalents and short-term investments at the time of their purchase. Currently, the Company has classified all of its cash equivalents and short-term investments as held to maturity, as it has the positive intent and ability to hold the investments to maturity.

▪

Amounts receivable and Government assistance receivable - classified as loans and receivables and are measured at amortized cost using the effective interest method.

▪

Long-term investment in Spring Bank Technologies Inc. (“Spring Bank”) - classified as available-for-sale and is measured at cost due to there being no quoted market for the Spring Bank Series A preferred shares held by the Company. The Company does not currently have the intent to sell its investment in Spring Bank.

Financial liabilities

▪

Accounts payable, accrued liabilities, the liability component of the convertible royalty participation units and the preferred shares are classified as other liabilities and are initially measured at fair value. Subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method.

Pursuant to the adoption of the new standards the Company has chosen for debt securities classified as other liabilities to net the costs of issuing the debt (less amortization), against the debt security from which they arose. This resulted in a consolidated balance sheet reclassification of $473,259 from deferred transaction costs to the debt component of the convertible royalty participation units as at May 1, 2007. Prior to May 1, 2007, costs of issuing debt securities were amortized on a straight-line basis, such costs are now required to be amortized using the effective interest method; the Company was not materially affected by the change in amortization method.

Section 3855 also requires that the Company identify embedded derivatives that require separation from the related host contract and measure any embedded derivatives at fair value. During the year ended April 30, 2008, the Company did not identify any embedded derivatives which were required to be separated from their non-financial host contracts under Section 3855.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING POLICIES (cont’d)

[e] Hedges (Section 3865)

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company does not have any hedging items.

4.

 RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS ISSUED AND NOT YET ADOPTED

[a] General Standards of Financial Statements (Section 1400)

Effective May 1, 2008, the Company will be required to adopt the additional requirements of the CICA Handbook section 1400- General Standards of Financial Statements. The additional requirements require management to make an assessment of the Company's ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern.

[b] Capital disclosures (Section 1535)

This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically May 1, 2008 for the Company. The Company will be evaluating the impact of this standard.

[c] Financial Instruments – Disclosure and Presentation (Sections 3862 and 3863)

This standard requires an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how an entity manages those risks. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically May 1, 2008 for the Company. The Company will be evaluating the impact of these standards.

[d] International Financial Reporting Standards

The Accounting Standards Board of the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 may also be permitted.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

5. CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

[a]

Cash and cash equivalents

Cash equivalents includes $1,798,620 [2007 - $2,387,025] of investment grade commercial paper with a weighted average interest rate of 3.6% [2007 - 4.1%].  Of the $2,620,994 [2007 - $2,944,515] of cash and cash equivalents, $192,027 (US$190,654) [2007 - $239,358 (US$215,619)] are denominated in US dollars. At April 30, 2007 and 2008, the market value of the cash and cash equivalents approximated their carrying value.

[b]

Short-term investments

Short-term investments include investment grade commercial paper, guaranteed investment certificates, Government of Canada, provincial and municipal investments with a weighted average interest rate of 3.8% [2007 - 4.2%] and maturity dates to July 23, 2008.  At April 30, 2007 and 2008, the market value of the short-term investments approximated their carrying value based on quoted market prices.

6. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, amounts receivable, government assistance receivable, deposits and accounts payable, the carrying amounts approximate fair value due to their short-term nature.

Credit risk. The Company is exposed to credit risk on its cash equivalents [note 5[a]], short-term investments [note 5[b]], amounts receivable, government assistance receivable and deposits in the event of non-performance of the other parties. The Company has an investment policy governing the purchase of cash equivalents and short-term investments and the Company monitors the credit rating of these investments on a regular basis.

Financial risk. Financial risk is the risk to the Company that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company’s cash equivalents [note 5[a]] and short-term investments [note 5[b]] provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments prior to their maturity. The Company’s practice is to hold such investments till their maturity.

Foreign exchange risk. The Company and its United States (“US”) subsidiaries purchase some goods and services in foreign currencies including US dollars and Euros and also earn revenues in US dollars and accordingly fluctuations in foreign exchange rates can impact the results of operations. To date the Company has not used derivative instruments to hedge against foreign exchange rate fluctuations.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

7. LONG TERM INVESTMENTS

On December 17, 2003, the Company entered into a license agreement with Spring Bank Technologies Inc. (“Spring Bank”), a U.S. development stage company, whereby the Company granted Spring Bank the worldwide rights to a dinucleotide analogue compound (SB-9000) acquired in September 2002 from Origenix Technologies Inc.  As consideration for the license granted, the Company received 4,000 Series A, non-voting, convertible and redeemable preferred shares of Spring Bank pursuant to a stock purchase agreement dated December 17, 2003.

On April 30, 2008, the Company and Spring Bank entered into an amendment to the December 17, 2003 stock purchase agreement whereby the Company is to exchange the 4,000 Series A, non-voting, convertible, redeemable preferred shares of Spring Bank for 1,000,000 new Series A non-voting, convertible preferred shares of Spring Bank. The 4,000 Series A preferred shares represent 100% of the total outstanding preferred shares of Spring Bank at April 30, 2008 and 40% of the total number of equity shares outstanding at April 30, 2008.  As consideration for the amendment and as compensation for legal expenses incurred, the Company will receive 50,000 common shares of Spring Bank.

The Company has accounted for its investment in Spring Bank using the cost basis of accounting due to restrictions placed on its ability to influence strategic operating, financing and investing activities. The investment in Spring Bank has been recorded at a nominal amount of $1,000.  In addition, the Company may receive in the future, payments aggregating US$3.5 million upon the achievement of certain clinical development milestones and royalties upon commercialization.  Spring Bank is responsible for all development and related patent costs.

The 1,000,000 Series A preferred shares in Spring Bank have a liquidation preference of US$1,000,000 and are convertible into common shares of Spring Bank at any time at the Company’s option or automatically upon an initial public offering by Spring Bank, initially on a one-for-one basis and adjusted thereafter to reflect certain share transactions or reorganizations.

8. PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2008
Furniture and equipment	2,818,467	2,220,757	597,710
Computer equipment	672,786	501,410	171,376
Leasehold improvements	273,336	65,706	207,630
	3,764,589	2,787,873	976,716

2007
Furniture and equipment	3,031,089	2,370,817	660,272
Computer equipment	814,052	592,737	221,315
	3,845,141	2,963,554	881,587

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

8. PROPERTY AND EQUIPMENT (cont’d)

During the year ended April 30, 2008, amortization expense for property and equipment was $343,084 [2007 - $264,896; 2006 - $252,989] including a $62,733 loss on disposal/retirement of property and equipment (2007 - $25,452 loss; 2006 - $nil).

9. INTANGIBLE ASSETS

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2008
Acquired technology	976,379	537,008	439,371
Technology licenses	798,015	694,057	103,958
	1,774,394	1,231,065	543,329

2007
Acquired technology	2,339,820	806,792	1,533,028
Technology licenses	816,257	678,500	137,757
	3,156,077	1,485,292	1,670,785

[a]

During the year ended April 30, 2008, amortization expense for intangible assets was $236,414 [2007 - $582,515; 2006 - $716,925].

[b]

During the year ended April 30, 2008, the Company performed reviews of the carrying value of its intangible assets and as a result $890,750 [2007 - $3,315,674; 2006 - $137,802] of net book value was written off. The $890,750 write-down for the year ended April 30, 2008 is principally in respect of technology acquired as part of the Company’s acquisition of MitoKor Inc in August 2004 which is not currently being actively developed.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2008 $	2007 $

Trade accounts payable	489,384	533,143
Accrued compensation	736,904	758,393
Accrued contract research	438,608	472,606
Accrued liabilities and other	236,120	193,987
	1,901,016	1,958,129

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

11. CONVERTIBLE ROYALTY PARTICIPATION UNITS

	Number of Units	Debt Component $	Equity Component $

Balance, April 30, 2006	-	-	-
Issuance of convertible royalty participation units	29,465	3,472,673	4,554,165
Accretion of royalty obligation		1,374,037	-
Balance, April 30, 2007	29,465	4,846,710	4,554,165
Accretion of royalty obligation	-	1,860,144	-
Deferred transaction costs [note 3[d]]	-	(473,259)	-
Amortization of transaction costs [note 3[d]]	-	12,846	-
Balance, April 30, 2008	29,465	6,246,441	4,554,165

On May 3, 2006, the Company completed a financing of $8,839,500 relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals [note 18[a]] and Cutanea Life Sciences [note 18[b]].  A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit.  Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021.  The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties received until a further $400 of royalties is paid per unit.  In the event there are no royalties under the license agreements there is no obligation for the Company to make any payments to the unit holders.

The units can be converted at any time, at the option of the holder, into the Company’s common shares (initially 600 common shares per unit based on conversion price of $0.50 per common share, with the number of common shares reduced proportionately for royalties received by the unit holders).  Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater.

The Company’s obligation to pay royalties from the license agreements and to issue common shares upon conversion of a unit terminates upon the earlier of: [i] the date $1,000 of royalties has been paid in respect of the unit; [ii] the date the unit is converted into common shares; and [iii] May 3, 2021.

The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements.  The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events.  In the event of default, the Company would become obligated to pay the unit holders $1,000 per unit less any royalties paid in respect of the unit.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

11. CONVERTIBLE ROYALTY PARTICIPATION UNITS (cont’d)

In connection with completing the transaction the Company: [i] paid the agent a cash commission of $707,160 and issued to the agent warrants for the purchase of 883,950 common shares at a price of $0.50 per common share, expiring May 3, 2009 [note 15[f][i]]; and [ii] incurred approximately $400,000 in legal, professional and other costs.  The warrants issued to the agents were determined to have a value of $231,365 using the Black-Scholes option pricing model and have been recorded as contributed surplus [note 15[b]].

The $8,839,500 of proceeds on issuance of the convertible royalty participation units have been classified in the Company’s consolidated financial statements according to the separate equity and debt component parts using the relative fair value method resulting in: [i] $4,554,165 (net of $812,662 of costs inclusive of an allocation of the fair value of the agent’s warrants) being allocated to the equity portion of convertible royalty participation units representing the pro-rata fair value of the conversion feature as determined by the Black-Scholes option pricing model; and [ii] $3,472,673 being allocated to the carrying value of the debt component of the convertible royalty participation units (inclusive of $525,843 of deferred financing costs which is also inclusive of allocation of the fair value of the agent’s warrants).

The $3,472,673 initial carrying value of the debt component of the convertible royalty participation units is being accreted to the maximum royalties payable of $29,465,000 (will be reduced for actual royalties paid, any units converted into common shares and should the Company’s estimate of the probable royalties payable decline below $29,465,000) over the estimated royalty payment term using the effective interest method with the corresponding accretion expense being included in the statement of loss.  The deferred transaction costs are being amortized on the same basis as the convertible royalty participation units, using the effective interest method (note 3[d]).

For the year ended April 30, 2008, the accretion of the convertible royalty participation units amounted to $1,860,144 (2007 - $1,374,037 and the amortization of deferred transaction costs amounted to $37,632 (2007 - $52,584).

Upon conversion of any of the convertible royalty participation units into common shares, the carrying value of the equity component plus the carrying value of the debt component would be reclassified as common share capital.

12. PREFERRED SHARES

There are an unlimited number of preferred shares without par value, issuable in series, authorized for issuance. At April 30, 2008, the Company has 5,250,000 [2007 - 9,350,000; 2006 - 14,600,000] convertible redeemable preferred shares outstanding, issued in three [2006 - four; 2005 - five] series.  As the Company can elect to settle the milestone obligations underlying the preferred shares by converting the applicable number of preferred shares into the Company’s common shares based on the future trading price of the Company’s common shares and/or redeeming the applicable number of preferred shares, all the preferred shares have been classified as a liability.  The number and series of preferred shares issued and outstanding are summarized as follows:

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

12. PREFERRED SHARES (cont’d)

[a]

Preferred shares, Series A and B

	Series A		Series B
	Number of Shares #	Amount $	Number of Shares #	Amount $

Balance, April 30, 2006	350,000	1	1,000,000	2
Milestones achieved	—	57,798	—	57,798
Balance, April 30, 2007	350,000	57,799	1,000,000	57,800
Converted into common shares pursuant to milestone payment [note 15[a]]	(50,000)	(57,798)	(50,000)	(57,798)
Balance, April 30, 2008	300,000	1	950,000	2

At April 30, 2007 milestones in respect of 50,000 Series A and 50,000 Series B preferred shares had been achieved and the Company had delivered notice of its intent to convert these preferred shares into common shares. In May 2007, the Company issued 158,342 common shares at an aggregate value of $115,596 upon the conversion of the 50,000 Series A and 50,000 Series B preferred shares.

The 300,000 Series A held by Ardea Biosciences Inc (formerly Intrabiotics Pharmaceuticals, Inc) and the 950,000 Series B preferred shares held by BioSourcePharm, Inc at April 30, 2008 represent up to US$300,000 and US$950,000, respectively in potential future milestone payments related to drug development milestones in the Company’s lipopeptide and polyene programs.  Upon the achievement of any of the milestones, the applicable number of Series A and Series B preferred shares are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per preferred share.  As the achievement of any of the milestones for the redemption or conversion of the Series A and Series B preferred shares are uncertain, the Series A preferred shares have been recorded at an aggregate value of $1 and the series B preferred shares have been recorded at an aggregate value of $2. Effective May 20, 2010, the Company at its option can redeem the then outstanding Series A preferred shares for an aggregate value of US$1 and the then outstanding Series B preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series A or Series B preferred shares into common shares the conversion will be based upon the greater of: [i] the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the “Average Price”), and [ii] $0.29 per common share.  If the Average Price is less than $0.29 and/or the average closing price of the Company’s common shares for the 20 trading days subsequent to a conversion date is less than the Average Price, the Company is obligated to pay the difference in cash for the applicable number of common shares.  At April 30, 2008 a maximum of 9,728,204 common shares can be issued by the Company upon conversion of Series A and Series B preferred shares.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

12. PREFERRED SHARES (cont’d.)

 [b]

Preferred shares, Series C

	Number of Shares #	Amount $

Balance, April 30, 2006	5,250,000	2
Redeemed and cancelled pursuant to license termination	(5,250,000)	(2)
Balance, April 30, 2007 and 2008	—	—

During the year ended April 30, 2007, the Company redeemed and cancelled 5,250,000 Series C preferred shares for an aggregate of US$1 as part of its termination of a license agreement with Idera Pharmaceuticals Inc (formerly Hybridon Inc). The 5,250,000 Series C preferred shares outstanding at April 30, 2006 represented up to US$5,250,000 in potential future milestone payments related to drug development milestones in the Company’s HPV oligonucleotide program which was written off in the year ended April 30, 2004.

 [c]

Preferred shares, Series D

	Number of Shares #	Amount $

Balance, April 30, 2006, 2007 and 2008	4,000,000	1

The 4,000,000 Series D preferred shares outstanding at April 30, 2008 represent up to US$4,000,000 in potential future milestone payments to Virogen Limited related to drug development milestones in the Company’s celgosivir program.  Upon the achievement of any of the milestones the applicable number of Series D preferred shares are, at the Company’s option either convertible into common shares of the Company or redeemable for cash at US$1 per Series D preferred share.  As the achievement of the milestones for the redemption or conversion of the 4,000,000 Series D preferred shares are uncertain, the Series D preferred shares have been recorded at an aggregate value of US$1.  The Company at its option may at any time redeem the then outstanding Series D preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series D preferred shares into common shares the conversion will be based upon the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 10 trading days prior to the applicable conversion date.  At April 30, 2008 a maximum of 11,778,846 common shares can be issued by the Company upon conversion of Series D preferred shares.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

12. PREFERRED SHARES (cont’d.)

[d]

Preferred shares, Series E

	Number of Shares #	Amount $

Balance, April 30, 2006 and 2007	4,000,000	1
Redeemed and cancelled pursuant to preferred share terms	(4,000,000)	(1)
Balance, April 30, 2008	—	—

During the year ended April 30, 2008, the Company redeemed and cancelled 4,000,000 Series E preferred shares for an aggregate of US$1 following the expiration of the milestone obligations underlying the Series E preferred shares. The 4,000,000 Series E preferred shares outstanding at April 30, 2007 represented up to US$4,000,000 in potential future milestone payments related to he Company’s acquisition of MitoKor Inc. in August 2004.

13. COMMITMENTS

[a]

Premises lease agreements

The Company has the following future annual minimum lease commitments through December 2009 with respect to its office and research premises in Vancouver, Canada and San Diego, USA:

Year ending April 30	$

2009	301,955
2010	197,597
499,552

The Vancouver office and research premises leases expire December 2009 and the San Diego office premise lease is for an initial three month term ending July 31, 2008.

Rent expense for the year ended April 30, 2008 amounted to $510,740 [2007 - $464,773; 2006 - $455,013]. This expense has been allocated to research and development $287,223 [2007 - $252,686; 2006 - $252,686] and general and corporate $223,517 [2007 - $212,087; 2006 - $202,327].

[b]

Research, manufacturing, service, acquisition and license agreements

[i]

The Company is responsible for the payment of royalties on revenues derived from technology licensed to the Company.  The term of these royalty obligations generally coincide with the life of the patents underlying the technologies licensed to the Company. As at April 30, 2008 and 2007, there were no royalties payable.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

13. COMMITMENTS (cont’d)

[b]

Research, manufacturing, service, acquisition and license agreements

 [ii]

As at April 30, 2008, the Company has the following commitments to fund expenditures through October 2012 pursuant to research, manufacturing, and service agreements:

Year ending April 30	$

2009	296,693
2010	12,792
2011	7,077
2012	900
2013	562
318,024

Of this amount, approximately $118,000 (US$117,000) is denominated in US dollars.

[iii]

Pursuant to certain technology and in-licensing/acquisition agreements, the Company may be required to pay upon the achievement of specified development milestones up to US$8,925,000 of which US$5,250,000 can be settled at the Company’s option by the conversion and/or redemption of preferred shares issued by the Company as described in note 12.  Maintenance fees payable pursuant to one of these in-licensing agreements is US$5,000 annually.

[c]

Government of Canada Industrial Technologies Office Contribution Agreement

In March 2005, the Company entered into an agreement with the Government of Canada Industrial Technologies Office (“ITO”; formerly known as Technology Partnership’s Canada) whereby the Company is eligible to receive conditionally repayable government assistance amounting to 26% of eligible research and development costs in the Company’s lipopeptide program (MX-2401) up to a maximum contribution from ITO of approximately $9,266,000.  During the period December 3, 2003 through April 30, 2008 the Company has incurred eligible costs of approximately $5,600,000 and has recorded $283,404 in the year ended April 30, 2008 [2007 - $531,558; 2006 - $219,142] as being the contribution payable by ITO to the Company of which $899,412 is included in government assistance receivable at April 30, 2008 [2007 - $616,008].  The ITO contributions are recorded as a reduction in research and development expenses.  Pursuant to the ITO agreement the Company is required to pay royalties to ITO should the MX-2401 project be determined a success based on certain factors including MX-2401 receiving regulatory approval for marketing in Canada and the United States.  The royalty payable, if any, is 1.75% of any post commercialization revenues of the Company during the eleven year period ending March 31, 2019 to a maximum of $30,400,000.  The royalty rate is reduced to 1.2% should the cumulative royalties reach $20,260,000.  If the cumulative royalties have not reached $20,260,000 by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20,260,000.  Royalties, if any, that may be payable to ITO would be accounted for in the period in which it is determined that payment is likely.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

14. CONTINGENCIES

Indemnification

The Company enters into agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of any third party claims or damages arising from these agreements.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, the Company has not incurred any liabilities pursuant to these indemnifications and no amount has been accrued in the Company’s consolidated financial statements with respect to these indemnification obligations.  The Company maintains liability insurance that reduces this exposure and may enable the Company to recover all or some future amounts paid, if any, less any deductible amounts pursuant to the terms of the respective policies.

15. SHARE CAPITAL

[a]

Common shares

There are an unlimited number of common shares without par value authorized for issuance. Common share transactions and the number of common shares issued and outstanding are summarized as follows:

	Number of Common Shares	Amount
	#	$
Balance, April 30, 2006	74,258,656	117,665,645
Issued pursuant to bought deal public offering [note 15[a]]	19,262,500	6,874,017
Issued for cash pursuant to exercise of stock options [note 15(d)]	24,125	9,517
Amount transferred from contributed surplus pursuant to exercise of options [note 15[b]]	—	6,385
Issued for cash pursuant to exercise of warrants [note 15[f]]	691,924	331,105
Amount transferred from contributed surplus pursuant to exercise of warrants [note 15[b]]	—	107,547
Balance, April 30, 2007	94,237,205	124,994,216
Conversion of Series A preferred shares pursuant to milestone payment [note12[a]]	79,171	57,798
Conversion of Series B preferred shares pursuant to milestone payment [note12[a]]	79,171	57,798
Issued for cash pursuant to exercise of warrants [note 15[f]]	68,259	36,567
Amount transferred from contributed surplus pursuant to exercise of warrants [note 15[b]]	—	9,979
Balance, April 30, 2008	94,463,806	125,156,358

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

15. SHARE CAPITAL (cont’d)

[a]

Common shares (cont’d)

Bought Deal Offering $11.6 million.  On December 6, 2006, the Company completed a bought deal offering of 19,262,500 units at a price of $0.60 per unit for gross proceeds of $11,557,500 (inclusive of an over-allotment option) with each unit consisting of one common share and one-half of one common share purchase warrant (total of 19,262,500 common shares and 9,631,250 warrants).  Each whole warrant allows for the purchase of one common share at a price of $0.80 per common share on or before December 6, 2011.  In connection with the public offering the Company: [i] paid the agents a cash commission of $809,025 and issued to the agents warrants expiring December 6, 2008 for the purchase of 963,125 units at a price of $0.60 per unit; and [ii] incurred approximately $616,000 in legal, professional and other costs.  An estimated fair value of $3,258,790, determined using the Black-Scholes model (net of transaction costs) has been allocated to the warrants issued in this public offering and such value has been deducted from the proceeds of the offering allocated to common shares and has been recorded as contributed surplus [note 15[b]].

[b]

Contributed surplus

Amount $

Balance, April 30, 2006	4,037,948
Warrants issued to agent in convertible royalty participation unit financing [note 11]	231,365
Warrants issued in bought deal offering [note 15[a]]	3,258,790
Amount transferred to common share capital pursuant to exercise of options [notes 15[a] and 15[d][iv]]	(6,385)
Amount transferred to common share capital pursuant to exercise of warrants exercised [notes 15[a] and 15[f][i]]	(107,547)
Stock-based compensation stock options [note 15[e]]	319,396
Deferred share units issued to directors [note 15[g]]	96,000
Balance April 30, 2007	7,829,567
Amount transferred to common share capital pursuant to exercise of warrants exercised [notes 15[a] and 15[f][i]]	(9,979)
Stock-based compensation stock options [note 15[e]]	271,180
Balance, April 30, 2008	8,090,768

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

15. SHARE CAPITAL (cont’d.)

[c]

Shareholder Rights Plan

On July 31, 2000, the Company adopted a Shareholder Rights Plan (“Plan”) to protect its shareholders from unfair, abusive or coercive takeover strategies.  The Plan was approved by the shareholders of the Company on September 7, 2000 and was reconfirmed by shareholders at the 2005 annual general meeting of the Company held on September 6, 2005.  Under the Plan, holders of common shares are entitled to one share purchase right for each common share held. Generally, if any person or group makes a takeover bid, other than a bid permitted under the Plan (a Permitted Bid) or acquires 20% or more of the Company’s outstanding common shares without complying with the Plan, the Plan will entitle holders of share purchase rights to purchase, in effect, common shares of the Company at 50% of the prevailing market price.  A takeover bid for the Company can avoid the dilutive effects of the share purchase rights, and become a Permitted Bid, if it complies with the provisions of the Plan or if it is approved by the Company’s Board of Directors. Amendments to the Plan approved by shareholders at the 2005 annual general meeting were limited in number and effect. Amendments included: [i] removing the application of the Plan to “flip-over events” as defined in the original agreement; and [ii] various technical amendments, reflecting changes in the Company’s name and British Columbia corporate statutes since the initial Plan and the correction of certain typographical and similar errors.  The Plan as amended will remain in effect until July 31, 2010, unless terminated earlier.

[d]

Stock options

The Company has three stock option plans pursuant to which stock options have been granted to executive officers, directors, employees, consultants, and scientific and clinical advisory board members. Options granted to directors under the stock option plans vest immediately and options granted to other optionees generally vest in equal amounts over a three or four-year period or as determined by the Board of Directors. Options are exercisable for five years from the date of vesting.

[i]

2006 Option Plan. The 2006 stock option plan (“2006 Plan”) was approved by the shareholders on September 12, 2006.  All future options granted by the Company will be made under the 2006 Plan.  Any common shares that become available for the granting of new options under the 1996 Plan [note 15[d][ii]] and the 2000 Plan [note 15[d][iii]] are to be transferred to the 2006 Plan.  The number of common shares reserved for issuance under the 1996 Plan and the 2000 Plan transferred to the 2006 Plan during the period September 12, 2006 to April 30, 2008 was 324,750 and 1,734,219 respectively.  In addition to the transfers from the 1996 and 2000 plans, a further 2,000,000 common shares have been reserved for the granting of new options under the 2006 Plan.  No options were exercised pursuant to the 2006 Plan during the year ended April 30, 2008. As at April 30, 2008, there are stock options for the purchase of 806,975 [April 30, 2007 – 107,000] common shares outstanding pursuant to the 2006 Plan and 3,251,994 common shares are available for future option grants.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

15. SHARE CAPITAL (cont’d.)

[d]

Stock options (cont’d)

 [ii]

1996 Option Plan. The 1996 stock option plan (“1996 Plan”) was approved by the shareholders in 1996.  The 1996 Plan was not used for the grant of new options between July 2000 and February 2002 and the Company resumed the grant of options under this plan effective March 28, 2002. On February 9, 2006, the grant of new options under the 1996 Plan terminated pursuant to the terms of the plan. During the period September 12, 2006 to April 30, 2008 324,750 common shares reserved for issuance under the 1996 Plan were transferred to the 2006 Plan [note 15[d][i]]. During the year ended April 30, 2008 options for the purchase of 203,500 common shares expired unexercised. As at April 30, 2008, there are stock options for the purchase of 972,000 [April 30, 2007 - 1,175,500] common shares outstanding pursuant to the 1996 Plan.

[iii]

2000 Option Plan. The 2000 stock option plan (“2000 Plan”), effective July 31, 2000, was approved by the shareholders on September 7, 2000.  With the approval of the 2006 Plan on September 12, 2006, no new options will be granted under the 2000 Plan and during the period September 12, 2006 to April 30, 2008 1,734,219 common shares reserved for issuance under the 2000 Plan were transferred to the 2006 Plan [note 15[d][i]].  During the year ended April 30, 2008 options for the purchase of 532,846 common shares expired pursuant to the 2000 Plan. As at April 30, 2008, there are stock options for the purchase of 2,255,656 [April 30, 2007 – 2,788,502] common shares outstanding pursuant to the 2000 Plan.

 [iv]

Stock option transactions and the number of stock options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans are summarized as follows:

	Number of Optioned Common Shares #	Weighted Average Exercise Price $

Balance, April 30, 2005	3,996,575	1.43
Options granted	1,008,500	0.43
Options forfeited/expired	(951,875)	1.69
Balance, April 30, 2006	4,053,200	1.12
Options granted	756,800	0.48
Options exercised	(24,125)	0.39
Options forfeited/expired	(714,873)	1.47
Balance, April 30, 2007	4,071,002	0.94
Options granted	750,175	0.67
Options forfeited/expired	(786,546)	1.26
Balance, April 30, 2008	4,034,631	0.83

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

15. SHARE CAPITAL (cont’d.)

[d]

Stock options (cont’d.)

 [v]

The following table summarizes information about options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans at April 30, 2008:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Outstanding #	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Exercisable #	Weighted Average Exercise Price $

0.38-0.55	1,492,475	0.44	3.6	1,172,363	0.44
0.56-0.80	997,725	0.69	4.6	473,400	0.70
0.81-1.07	809,250	0.94	1.8	809,250	0.94
1.08-1.59	549,456	1.47	1.3	549,456	1.47
1.60-2.30	159,225	1.83	1.5	159,225	1.83
2.31-3.40	5,500	2.77	0.5	5,500	2.77
3.41-5.37	6,750	5.24	1.2	6,750	5.24
5.38-6.21	14,250	5.79	0.9	14,250	5.79
	4,034,631	0.83	3.1	3,190,194	0.89

[e]

Stock-based compensation

The estimated fair value of options granted to executive officers, directors, and employees since May 1, 2003 and to consultants since May 1, 2002 is amortized to expense over the vesting period of the stock options resulting in compensation expense of  $271,180 during the year ended April 30, 2008 [2007 - $319,396; 2006 - $287,807]. This expense has been allocated to research and development $123,384 [2007 - $77,926; 2006 - $114,650] and general and corporate $147,796 [2007 - $241,470; 2006 - $173,157] on the same basis as cash compensation.

The weighted average fair value of stock options granted during the year ended April 30, 2008 was $0.45 per share [2007 - $0.31; 2006 - $0.27].  The estimated fair value of stock options granted in the respective periods was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2008	2007	2006

Annualized volatility	76.1%	76.4%	76.0%
Risk-free interest rate	4.5%	4.3%	3.5%
Expected life	5.5 years	5 years	5 years
Dividend yield	0.0%	0.0%	0.0%

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

15 SHARE CAPITAL (cont’d.)

[e]

Stock-based compensation (cont’d)

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly variable assumptions including the expected stock price volatility.  Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

 Pro-forma disclosure is required to reflect the impact on the Company had it elected to adopt the fair value method of accounting for options granted to executive officers, directors and employees effective May 1, 2002.  If the computed fair values of stock options granted May 1, 2002 to April 30, 2003 had been amortized to expense over their vesting periods, the loss and loss per share would have been:

	2008 $	2007 $	2006 $

Loss and comprehensive loss for the year as reported	(12,765,261)	(16,052,172)	(11,349,855)
Fair value of stock-based compensation	—	—	(33,000)
Proforma loss for the year	(12,765,261)	(16,052,172)	(11,382,855)

Proforma basic and diluted loss per share	(0.14)	(0.19)	(0.16)

[f]

Warrants

[i] Warrants for the purchase of common shares. As at April 30, 2008, the Company had warrants outstanding for the purchase of 18,190,301 [April 30, 2007 – 19,241,474] common shares as follows:

Number of Common Shares Issuable upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)

579,981(1)	$0.45	May 31, 2008
6,972,611(1)	$0.55	May 31, 2008
883,950(2,3)	$0.50	May 3, 2009
9,631,250(4)	$0.80	December 6, 2011
122,509(5)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
18,190,301	Average = $0.76(6)

During the year ended April 30, 2008 warrants for the purchase of 982,914 common shares at $3.00 per common share expired unexercised.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

15. SHARE CAPITAL (cont’d.)

 [f]

Warrants (cont’d)

[1]

These warrants were issued as part of the May 2005 public offering. During the year ended April 30, 2008 warrants for the purchase of 9,759 common shares at $0.45 per common share and 58,500 common shares at $0.55 per common share were exercised for aggregate cash proceeds of $36,567 [note 15[a]] and $9,979 was also transferred to common share capital from contributed surplus pursuant to the exercise of these warrants [notes 15[a] and 15[b]]. See also Subsequent Events note 21[d].

[2]

These warrants have a cashless exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

[3]

These warrants were issued to the agent as part of the May 2006 Convertible Royalty Participation Units offering [note 11].

[4]

These warrants were issued as part of the December 2006 bought deal offering [note 15[a]].

[5]

These warrants were assumed as part of the acquisition of MitoKor.

[6]

Weighted average exercise price using closing April 30, 2008 exchange rate of US$1.00 equals $1.0072.

[ii] Warrants for the purchase of units. As at April 30, 2008, the Company had warrants outstanding for the purchase of 963,125 units (April 30, 2007 – 963,125) at an exercise price of $0.60 per unit, expiring December 6, 2008 [note 15[a]]. Each unit consists of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allows for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011.

[g]

Deferred share units

On September 12, 2006 shareholders of the Company approved a new deferred share unit plan. Under the deferred share unit plan, 750,000 common shares have been reserved for issuance. A deferred share unit represents a future right to receive, at the option of the Company, one common share or its equivalent fair market value in cash at the time of the holder’s retirement, death, or the holder otherwise ceasing to provide services to the Company. On September 19, 2006, the Company awarded 160,000 deferred share units to non-management directors of the Company. As of the date of award, the Company recorded additional compensation expense and contributed surplus of $96,000 based on the closing price of the Company’s common shares of $0.60 on the date of award. The fair value of the 160,000 outstanding deferred share units at April 30, 2008 based on the $0.23 closing price of the Company’s common shares on April 30, 2008 is $36,800. As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash no liability has been recorded in the Company’s accounts at April 30, 2008 with respect to the $36,800 fair value of the outstanding deferred share units.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

15. SHARE CAPITAL (cont’d.)

[h]

Loss per common share

	2008	2007	2006

Numerator
Loss for the year	($12,765,261)	($16,052,172)	($11,349,855)
Denominator
Weighted average number of common shares outstanding including escrowed shares	94,463,806	82,589,809	73,647,292
Less: weighted average number of escrowed shares outstanding	—	—	(593,386)
Weighted average number of common shares outstanding	94,463,806	82,589,809	73,053,906

Basic and diluted loss per common share	$(0.14)	$(0.19)	$(0.16)

16. INCOME TAXES

As at April 30, 2008, the Company has approximately $35,000,000 of research and development expenditures available for unlimited carryforward, $8,468,000 of federal investment tax credits which begin to expire in 2018, $2,705,000 of provincial investment tax credits which begin to expire in 2012 and $49,589,000 of non-capital losses which begin to expire in 2009, which may be used to reduce future Canadian income taxes otherwise payable.  The federal investment tax credits and non-capital losses expire as follows:

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

16. INCOME TAXES (cont’d.)

	Investment Tax Credits	Non-Capital Loss Carryforwards
	$	$
	—
2009	—	16,501,000
2010	—	7,177,000
2011	—	—
2012	—	—
2013	—	—
2014	—	8,107,000
2015	—	4,081,000
2016	—	—
2017	—	—
2018	648,000	—
2019	741,000	—
2020	602,000	—
2021	678,000	—
2022	625,000	—
2023	889,000	—
2024	1,070,000	—
2025	934,000	—
2026	865,000	5,001,000
2027	727,000	2,006,000
2028	689,000	6,716,000
	8,468,000	49,589,000

The Company has net operating loss carryforwards for U.S. federal income tax purposes of approximately $56,759,000 (US$56,353,000) which begin to expire in 2008 and net operating loss carryforwards for U.S. state income tax purposes of approximately $19,843,000 (US$19,701,000) which begin to expire in 2008.  The Company also has research and development credit carryforwards for U.S. federal and state tax purposes of approximately $1,955,000 (US$1,941,000) and $1,798,000 (US$1,785,000) respectively. The federal research and development credit carryforwards begin to expire in 2008 and the state research and development credit carryforwards have no expiration date.

In addition, the Company has net capital loss carryforwards of approximately $1,600,000 which may be used to reduce future taxable capital gains in Canada.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

16. INCOME TAXES (cont’d.)

Significant components of the Company’s future tax assets as of April 30 are shown below:

	2008	2007
	$	$
Future tax assets:
Research and development deductions and credits	22,253,000	21,448,000
Loss carryforwards	34,588,000	38,137,000
Share issue costs	360,000	574,000
Tax values of depreciable assets in excess of accounting values	4,976,000	6,218,000
Other assets	—	—
Total future tax assets	62,177,000	63,377,000
Valuation allowance	(62,177,000)	(63,377,0000)
Total future tax assets	—	—

Realization of the future tax assets is dependent upon generating sufficient taxable income prior to the expiration of any loss carry forward balances for tax purposes.  Due to the Company’s state of development and operations, the Company has not met the test that it is more likely than not that the future tax assets will be realized.  Accordingly, a valuation allowance has been provided, equal to the total future tax assets.  The valuation allowance is reviewed periodically and if the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.  In addition, due to the change in control of MitoKor Inc. during the year end April 30, 2005 (acquisition August 31, 2004), the future utilization of certain loss carry forwards and tax credits that were incurred by MitoKor Inc. prior to acquisition will be restricted and subject to annual limitations.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery) using a 32.50% [2007 – 34.12%; 2006 – 34.37%] statutory tax rate at April 30 is:

	2008	2007	2006
	$	$	$
Income tax recovery at statutory rates	(4,149,000)	(5,477,000)	(3,901,000)
Benefit of future tax assets not recognized	3,205,000	2,524,000	3,903,000
Net gain royalty unit proceeds	—	1,315,000	—
Debt accretion	609,000	487,000	—
Write-down assets	353,000	1,329,000	50,000
Foreign tax rate differences	(106,000)	(320,000)	(130,000)
Stock-based compensation	88,000	142,000	99,000
Other	—	—	(21,000)
	—	—	—

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

17. SEGMENTED INFORMATION

The Company operates primarily in one business segment with operations located in Canada and the United States. All of the Company’s long-lived assets are located in Canada except for intellectual property and equipment with a net book value of $nil [2007 - $999,403] and $4,068 [2007 - $9,613], respectively, which are located in the United States.  During the year ended April 30, 2008, 100% and nil% [2007 – 100% and nil; 2006 - 41% and 59%] of total revenue was derived from two licensees [notes 18 [b] and [a] respectively] in the United States.  At April 30, 2008, included in amounts receivable are $31,072 and $nil [2007 - $27,812 and $nil] due from these two licensees, respectively.

18.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS

[a]

Cadence Pharmaceuticals Inc (“Cadence”)

On August 2, 2004, the Company and Cadence entered into a collaboration and license agreement for the North American and European rights to CPI-226, the Company’s product candidate for the prevention of catheter-related infections.  Pursuant to the terms of the agreement the Company received: [i] an up-front fee of $1,979,000 (US$1,500,000); and [ii] an equity investment of $665,000 (US$500,000) priced at a premium to market.  As part of the agreement, the Company is also entitled to receive development and commercialization milestone payments up to US$27,000,000 (reduced from US$30,000,000 as certain alternative milestones no longer considered possible) and a double-digit royalty on net sales of the product (a portion of certain manufacturing development costs incurred by Cadence up to US$2,000,000 are to be deducted from royalties).  In addition, Cadence is responsible for and will fund the clinical, regulatory, manufacturing and commercialization costs related to the product candidate.  The agreement also provides for a Joint Management Development Committee with representatives from both the Company and Cadence.

As the Company has limited involvement in the ongoing development of the product and its obligations under the collaboration and license agreement are inconsequential and perfunctory the licensing fee of $1,979,000 and the $110,000 premium on the equity investment were recognized as licensing revenue during the year ended April 30, 2005.

On August 2, 2004, the Company issued 617,284 common shares to Cadence pursuant to the equity investment.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

18.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS (cont’d.)

[b]

Cutanea Life Sciences Inc

On December 7, 2005 the Company entered into a license agreement with Cutanea Life Sciences, Inc. (“Cutanea”), for the exclusive worldwide rights to develop and market CLS001 (formerly known as MX-594AN) and its analogues for dermatological indications.  Pursuant to the license agreement, the Company received a $233,055 (US$200,000) licensing fee and is eligible to receive up to approximately US$21,000,000 in development and commercialization milestone payments, as well as royalties on net sales (a portion of certain manufacturing development costs incurred by Cutanea up to US$500,000 may be deducted from royalties).  In addition, Cutanea is responsible for and will fund all development activities including formulation, clinical, regulatory, and commercialization costs.  As the Company has limited involvement in the ongoing development of any Cutanea products and the Company’s obligations under the license agreement are inconsequential and perfunctory, the licensing fee of $233,055 was recognized as licensing revenue during the year ended April 30, 2006.

[c]

Pfizer Inc

In November 1998, MitoKor (a company acquired by MIGENIX on August 31, 2004) entered into a collaborative research and development agreement with Pfizer to discover and develop molecules that affect selected mitochondrial targets, focusing on the treatment and prevention of neurodegenerative disease.  Under the terms of the agreement, Pfizer funded research performed by MitoKor for a specific number of full time researchers through May 2002.  Concurrent with the research and development agreement, MitoKor also entered into a license and royalty agreement with Pfizer pursuant to which MitoKor granted Pfizer an exclusive license to sell certain products developed in connection with the collaborative research and development agreement in exchange for event-based milestone and royalty payments specified in the license and royalty agreement.  To date, no milestone payments or royalty income has been received associated with the agreement. The agreement with Pfizer was terminated effective June 12, 2007.

[d]

Schering Corporation

On July 13, 2005 the Company entered into a Material Transfer and License Option agreement with Schering Corporation (“Schering”) related to celgosivir (MX-3253), the Company’s first-in-class compound in Phase II clinical development for the treatment of chronic Hepatitis C Virus (HCV) infections.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

18.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS (cont’d.)

[d]

Schering Corporation (cont’d.)

Under the terms of the agreement, at no cost to the Company, Schering supplied PEGETRON® and provided certain technical and laboratory support and other services for the Company’s celgosivir Phase IIb combination study in chronic HCV patients.  In addition, the agreement granted Schering limited periods of exclusivity for data review of clinical trial results and for the negotiation of a license agreement. In June 2007 the Company received notice that Schering that it would not enter into a second period of exclusivity to negotiate the terms of a license agreement for celgosivir. The Company estimates that the value of the PEGETRON® and lab testing services received by the Company for the period July 13, 2005 to April 30, 2008 to be approximately $1,120,000 (2008 -$nil; 2007 – $390,000; 2006 - $730,000) and the Company has recorded this non-monetary consideration and expense at a net cost of $nil in its research and development expenses for the years ended April 30, 2008, 2007 and 2006.

[e]

Wyeth

The Company pursuant to its acquisition of MitoKor was a party to a license agreement with Wyeth. The agreement with Wyeth was terminated effective September 29, 2007. Under the agreement, Wyeth held an exclusive, worldwide license, as well as options to obtain a license under certain of the Company’s patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer’s disease and certain other dementias. Wyeth had funded a Phase III clinical trial evaluating the use of estrogens to delay the onset and slow the progression of Alzheimer’s disease and certain other dementias in post-menopausal women.

19. RESEARCH GRANT

During the year ended April 30, 2008 the Company received US$115,625 of grant funding awarded by The Michael J. Fox Foundation for Parkinson’s Research (“MJFF”) to evaluate MX-4565 in preclinical studies. At April 30, 2008 $28,819 (US$28,613) of this grant is recorded in the Company’s accounts payable and accrued liabilities. The Company will reduce this liability as eligible research and development expenses are incurred (also a reduction of research and development expenses). For the year ended April 30, 2008 the Company applied $87,409 (US$87,012) against research and development expenses. As a condition of the MJFF grant award agreement the Company provided Elan Pharmaceuticals with a limited right to license the technology arising from the project for certain uses in the field of human disease.

MIGENIX Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30

(Expressed in Canadian dollars)

20. RELATED PARTY TRANSACTIONS

All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms. During the year ended April 30, 2008, the Company incurred legal fees of $384,225 [2007 - $556,572; 2006 - $571,365] inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner.  Included in accounts payable and accrued liabilities at April 30, 2008, is $118,684 [2007 - $85,503] owed to this law firm.

21. SUBSEQUENT EVENTS

[a]

The Company granted options to acquire 1,932,250 common shares at an exercise price of $0.21 expiring between June 4, 2013 and June 4, 2016.

[b]

Options to acquire 137,899 common shares were cancelled or expired at exercise prices ranging from $0.38 to $5.37.

[c] The Company awarded 320,000 deferred share units to non-management directors of the Company.

[d] Warrants to acquire 7,552,592 common shares expired unexercised at exercise prices ranging from $0.45 to $0.55.

MIGENIX Inc.

Corporate Information

BOARD OF DIRECTORS

Douglas Johnson

Chairman of the Board, Director

Bruce Schmidt

President & CEO (Interim)

Director

Pieter Dorsman

Director (1,2)

Alistair Duncan Jr.

Director (1,2)

Andrew Rae

Director (1,2)

(1) Member of Audit Committee

(2) Member of Compensation & Corporate Governance Committee

CORPORATE SECRETARY

Arthur J. Ayres, CA

Sr. VP, Finance & CFO

HEAD OFFICE

102 – 2389 Health Sciences Mall

Vancouver, BC Canada V6T 1Z3

Tel:

(604) 221-9666

Fax:

(604) 221-9688

WEBSITE

Website: www.migenix.com

LEGAL COUNSEL

Corporate

Sangra Moller LLP

Vancouver, BC Canada

U.S. Securities Counsel

Dorsey & Whitney LLP

Seattle, WA USA

Intellectual Property & Patent

Darby & Darby Intellectual Property Law

Seattle, WA USA

Seed Intellectual Property Law Group

Seattle, WA USA

Bromberg & Sunstein LLP

Boston, MA USA

BANKERS

Royal Bank of Canada

Vancouver, BC Canada

AUDITORS

Ernst & Young LLP

Chartered Accountants

Vancouver, BC Canada

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc.

3rd Floor

510 Burrard Street

Vancouver, BC Canada V6C 3B9

STOCK LISTING

The company’s common shares are traded on The Toronto Stock Exchange (TSX) under the trading symbol MGI, and in the United States over the counter under the trading symbol MGIFF.

ANNUAL GENERAL MEETING

2:00 pm

Friday October 31, 2008

Plaza 500 Hotel and Convention Centre

500 12th Avenue West

Vancouver, BC Canada